INC.

2001 Annual Report

Enduring Quality




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Featherlite Profile: The Innovative Leader

Featherlite, Inc. stands apart from all other companies in the transportation industry. Started in 1973, it was the first to introduce the all-aluminum trailer that today is so popular with such diverse markets as horse and livestock owners, recreational auto enthusiasts, motorsports teams, Fortune 500 corporations and many others who need to transport important cargo for leisure or business. Throughout its nearly 30 years, Featherlite has maintained its passion for innovation and a relentless desire to improve upon what was already setting the industry standard. In the past three decades the Company has introduced hundreds of "firsts" and product enhancements that have built Featherlite into the nation's leading specialty trailer brand and Prevost luxury motorcoach converter. Featherlite designs, manufactures and markets aluminum specialty trailers and luxury motorcoaches of such superior quality that its customer base and annual revenues have grown dramatically since its small beginnings. From 1991 to 2001, Featherlite annual revenues have grown over 845%.

Today, more than 75% of Featherlite's product lines serve the leisure, recreation and entertainment markets. Since its founding, Featherlite has grown into a strategically diversified company that employs over 1,200 people in facilities with over 530,000 square feet of space. The Company has manufacturing facilities in Cresco, Iowa; Sanford, Florida; and Shenandoah, Iowa, in addition to a full sales and service operation in Mocksville, North Carolina and its new West Coast sales center in Coburg, Oregon.

In 2001 the Company manufactured nearly 9,000 trailers for distribution through its established network of approximately 250 dealers in the U.S. and Canada. Featherlite is listed on the Nasdaq market under the symbol FTHR.

Consumer Trailers: Hundreds from which to choose

The Featherlite brand name has come to represent some of the highest manufacturing standards in the industry. It offers its customers a selection of hundreds of custom and standard model specialty trailers, including horse and livestock trailers, as well as trailers for automobiles, motorcycles, ATVs and snowmobiles. Its line of utility trailers accommodates recreational, leisure and commercial uses.

Serving Business: Specialty transporters and mobile marketing trailers

Featherlite is a leader in the growing niche markets of custom-designed transporters and mobile marketing trailers. Major motorsports drivers and teams from NASCAR, CART, IRL, NHRA and other sanctioning bodies own Featherlite racecar transporters, display and vending trailers. From mid-sized corporations and organizations to Fortune 500 companies, some of the continent's most noted firms have relied on Featherlite to custom-design and manufacture their mobile marketing, display, mobile classroom, mobile office and other specialty trailers for use at events throughout North America.



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Featherlite is an industry leader in the growing specialty trailer field.

Featherlite Luxury Coaches: Two premiere names

Featherlite manufactures and markets two premiere names in the rarified luxury motorcoach world: Featherlite Vantaré® H3-45 and Vantaré® XLII, both Prevost conversions that offer discriminating customers the utmost in luxurious accommodations, appointments, leading edge technological features and amenities. *USA Today* in 2001 featured Featherlite Vantaré® coaches in a lifestyles section cover story, calling them "a yacht on wheels" and "like rolling Ritz-Carltons."

Featherlite, which builds over 50 luxury coaches annually, is considered to be the largest manufacturer of Prevost bus shell conversions in the United States.

Contents

Featherlite Profile 1

Financial Review 2

Letter to Shareholders .3

The Featherlite Family of Products 8

Selected Financial Information 18

Management's Discussion and Analysis 19

Balance Sheets 25

Statements of Operations & Shareholder's Investment 26

Statements of Cash Flows 27

Notes to Consolidated Financial Statements 28

Report of Independent Public Accountants . .36

Corporate Information 37

Facility Locations . . .38

Financial Review





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Featherlite's diverse product lines include everything from passenger trams used at amusement parks and other special events to customized mobile recruiting for companies like Monster.com.

Years Ended December 31 (in thousands, except per share data)

	2001	2000	1999	1998	1997
Earnings Data					
Net sales*	$212,786	$242,486	$224,813	$189,795	$133,335
Gross profit*	18,032	29,673	32,192	27,078	19,736
Income (loss) from operations	(5,450)	(6,343)	8,949	8,125	6,625
Net income (loss)	(8,847)	(9,864)	3,974	3,650	3,282
Net income (loss) per diluted common share	(1.35)	(1.51)	0.61	0.56	0.52
Average diluted shares outstanding	6,535	6,531	6,545	6,559	6,314
Balance Sheet Data					
Working capital	1,641	12,149	32,065	29,163	21,643
Total assets	97,171	123,959	119,784	106,788	75,508
Long-term debt, net of current maturities	7,386	11,821	30,563	30,914	22,075
Shareholders' investment	15,141	24,012	33,726	29,543	23,877

*Prior years restated to conform with 2001 presentation.


Other 5.5%
Coaches 48.8%

2001 Net Sales By Business Activity

Net Sales ($ in millions)


$300
$250
$200
$150
$100
$50
$25
$25.1
$29.4
$39.8
$60.2
$69.2
$99.3
$133.8
$189.8
$224.8
$242.5
$212.8
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Shareholders' investment ($ in thousands)


$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
1997 1998 1999 2000 2001

Chief Executive Officer's Report
Letter to Shareholders

Dear Featherlite Shareholders,

Our financial performance this year was not acceptable and did not fulfill our expectations. For the year ended December 31, 2001, Featherlite, Inc. reported a net loss of $8.8 million, or $1.35 per share, on sales of $212.8 million. This compares with a loss of $9.9 million, or $1.51 per share, in 2000 on sales of $242.5 million.

Losses in 2001 include restructuring charges of $4.5 million related to the August closing of the Vogue motorcoach facility in Pryor, Oklahoma. This closing was part of our strategic restructuring model to consolidate operations and eliminate duplicate manufacturing capacity and redundant positions. We also closed the Nashua trailer production facility in April 2001. All of these re-organizational efforts combine to create a leaner Featherlite, which we believe is more agile and ready for higher performance. In 2001 we have reduced our selling and administrative expenses by 19% or $5.3 million on an annualized basis, primarily through reduced sales and marketing expenses and reduced operating costs.

Despite variations in the economy, Featherlite has, for almost thirty years, built its reputation on innovation, product quality, diversification, attention to our customers and a trailer dealer network second to none. Our established strengths do not vary. The Featherlite quality endures. But the economy is not always so steadfast. The tragic events of September 11 had a chilling effect on Featherlite 4th quarter results, as we believe it did for so many American companies, and negatively impacted our year-end results. After gaining improved sales momentum and posting turnaround profits in the 3rd quarter ending September 30th, 2001, Featherlite experienced a sharp drop-off in sales as consumer confidence and the American economy was brutalized in the last quarter of the year following the acts of terror in New York and Washington.



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CEO Conrad Clement with a 2001 Featherlite innovation, the Light-Flo drop down feed door.

The costs related to closing Featherlite Vogue® combined with the economic slowdown adversely impacted the Company's overall liquidity and operating results for the year, causing the Company to be out of compliance with bank covenants on obligations to our lending institutions. We moved aggressively to deal with reduced cash flow and our credit needs, including implementing financial restructuring, reducing management salaries and freezing wage


NBC
NASCAR
NASCAR


FOX
NASCAR
FX
FOX
NASCAR
FX

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NBC, TNT, FOX Sports and FX networks use Featherlite trailers during NASCAR races.

increases, as well as taking other steps to reduce other costs and stimulate sales.

We are encouraged by the results of these initiatives. Our trailer order backlog is increasing and inventory of new and used motorcoaches is decreasing as sales activity strengthens. We are continuing aggressive measures to improve sales and increase efficiencies, as well as renew and extend existing credit lines for 2002 and beyond. Additionally, Featherlite continues to see solid trailer and coach marketing results through our relationship with the professional motorsports sanctioning bodies. Other positive signs include the upswing in the luxury coach market and RV industry in general. Despite the difficulties of 2001, consumers today have more money to spend, not less. With the positive signs we have experienced in the initial stages of 2002 and with assertive internal measures in place, we are hopeful that sales will continue to increase as national business conditions improve.

In 2001, Featherlite continued its advancement in many areas, all of which further connected the Company to its core markets and strengthened its brand:

Five-year contract signed with NASCAR

In 2001, we successfully negotiated a historic agreement with the nation's fastest growing spectator sport. After operating under shorter-term contracts with NASCAR, in September we signed our first-ever five-year agreement with the pre-eminent American racing sanctioning body. This agreement extends our relationship with NASCAR, which began in 1992, through the 2006 season. In doing this we renewed our multi-tiered relationship that continued our affiliation as the "Official Trailer" and "Official Coach" of NASCAR, in addition to extending our title sponsorship of two of NASCAR's Regional Touring Series: the Featherlite Modified Series and the Featherlite Southwest Series.



"Conrad Clement is one of NASCAR's pioneer sponsors. He was among the first to recognize the tremendous marketing impact of the NASCAR community. Conrad believed in us and we believed in him. We still do."

– Mike Helton
President of NASCAR

Multi-year TV agreements made with NBC, TNT, FOX and FX

In 2001, we began a three-year barter agreement with NBC and TNT networks to broadcast Featherlite TV commercials as part of their nationwide telecasts of NASCAR races during the second half of the season. In early 2002, we reached an agreement with FOX Sports for a similar commercial broadcast package covering the first half of each NASCAR racing season. These agreements give Featherlite extensive national exposure and brand prominence. We expect this program will ultimately translate into higher sales and enhanced shareholder value.

New products

In 2001, the Featherlite Trailer Division continued an aggressive posture in product innovation and development. During the year, this division introduced eleven new and redesigned models and over 50 model enhancements.

The Featherlite Luxury Coach Division continued to increase the quality of its products. Though consumer purchasing activity was adversely affected in 2001, especially in the 4th quarter, we believe we are gaining market share. Reports show that select raw material shipments to a group of competing manufacturers in the horse and livestock industry from May through November slowed significantly more than those of Featherlite. We are encouraged by the interest our customers and potential customers have showed toward future purchases. Interest in Featherlite products increased significantly in terms of sales leads and request for product information. In 2001, sales leads from advertising increased by more than 23%, not including Internet activity.

Expanded web presence

In 2001 we continued to leverage our web technologies. Featherlite's expansive product offerings have achieved a new level of customer access and prominence through the World Wide





Custom, vintage and performance car owners rely on Featherlite trailers to get their prized autos to shows and rallies.

Web. Featherlite links are now present on numerous websites. We are pleased that Featherlite's web site recorded over 350,000 individual visits just in the last seven months of 2001.

Going forward: Positioned for the future

Dealers and customers: Key relationships

Our relationship with our customers begins with our brand, the quality we offer and Featherlite dealers, who care about their customers. Our brand continues to maintain its leadership role in the industry, even as we manage change and steer the Company through varying business climates. We are able to do so for a number of important reasons, none of which are more important than Featherlite's highly capable workforce of over 1,200 people. Our Company's skilled, energetic and dedicated employees populate all phases of management, production and distribution and are at the heart of Featherlite's product superiority. We also excel because of our dealer organization, which has never been stronger. New dealers were added at a very healthy pace throughout 2001 in unserved and underserved markets. Some of our volume dealers have expanded or built dramatic new facilities. One of our dealers opened a new 26,000-square foot world-class facility in Canada. Others enhanced their showrooms, service areas and facilities. A number of Featherlite dealers have bold plans for expansion and further improvements in 2002.

In all, 37 new dealers joined the Featherlite ranks in 2001. They further expand customer access to the Featherlite brand. Also, we saw 13 dealers move from standard to volume dealer status.

In terms of CSAT (customer satisfaction) data — as measured by whether, in a highly competitive market, our current customers would purchase a Featherlite trailer again — 2001 again reinforced our long-standing track record in meeting the needs of our clientele nationwide. It shows that Featherlite customers are loyal to the Featherlite brand and product even after often extreme usage of their trailers. As a group, customers in all trailer segments are knowledgeable about the products they buy, specific about their individual needs, meticulous in their review of product, and smart about what



"It's great that Featherlite supports young riders like they do. It was so exciting to flip open a copy of *Young Rider* magazine and see myself in a full-page Featherlite advertisement."

– Libby Evans
Olympic Hopeful/
Dressage
Estes Park, Colorado

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Featherlite bumper pull horse trailers are popular with equine enthusiasts.





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Members of the Featherlite V.I.P. Biker Club enjoy life on the road.



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Featherlite Luxury Coaches® custom designs and builds mobile offices.

constitutes real value. In light of this, I am pleased to report that in excess of 90% of all Featherlite trailer customers announced that, when it is time to buy again, they expect to select another Featherlite.[1]

Trailer Division: Durability, quality, innovation

Every new model and every change we implement is based on extensive research in the field, including dealer recommendations and information gathered at a thousand trade shows each year. We believe our products in all segments are finely tuned to the needs of American trailer customers and our product position was further strengthened by the positive reviews Featherlite received in the media and from customers in 2001. We expect healthier sales in an improving economy.

Our specialty trailer business in 2001, which includes mobile marketing, display, vending, mobile office, command center and other types of large units, showed a healthy mix of established and new customers from major companies. Our unequaled capabilities to design, engineer and manufacture large, highly-complex custom mobile units for virtually every segment of American business is yet another Featherlite strength.

Featherlite Luxury Coaches®: New initiatives

Featherlite continues to implement coach product innovations and looks forward to the launch of new models, including the H3-45 "Super Slide." We are enthusiastic about Prevost's groundbreaking redesign of the H3-45 shell and other product enhancements for 2002.

We are very pleased with the opening of our new West Coast sales center in Coburg, Oregon in the 2nd quarter of 2001. This Featherlite Luxury Coach sales center was established to serve a growing clientele in Western North America, as well as those traveling in the Pacific Northwest throughout the year. The facility, located on U.S. Interstate 5 just north of Eugene, carries both new and pre-owned coaches. It joins regional sales facilities in Cresco, Iowa, and Mocksville, North Carolina, and our headquarters in Sanford, Florida, to support customers in all quadrants of the country.

In 2001 we introduced with great enthusiasm the new Featherlite V.I.P. Bikers' Club. The Featherlite V.I.P. Clubs have for years been a much-anticipated customer service, as well as an excellent marketing platform to introduce people from around America to new coach and trailer products. The new V.I.P. Bikers' Club offers an affluent clientele extraordinary options to combine their love of luxury travel and motorcycling in an environment rich in fellowship and adventure. Another new lifestyle organization, the Featherlite Classic Car Club, is being organized for 2002.



Meeting all challenges

We believe many in the U.S. manufacturing and transportations sectors anticipate a U.S. economy that emerges from recession in 2002. As mentioned earlier, we are already seeing positive signs in the early stages of 2002. With our new H3-45 coach shell and launch of new trailer models and enhancements, we expect to capitalize on consumer demand in the coming year that has been delayed from 2001.

Featherlite quality products — which have evolved over decades of research and development, our solid national dealer network, our skilled workforce and our preeminent brand give us reason, among other factors, for optimism.

There is no question that Featherlite faced significant financial challenges in 2001. But the changes that we made in the face of these difficulties, I believe, were both right for short-term stability and essential for long-term growth of the Company. Featherlite has a long history of profitability. I am optimistic as we go forward, because I feel that Featherlite has made and implemented the necessary changes to restructure the Company financially, as well as maximize the talents of our dedicated personnel.



Featherlite introduced the triple-slide coach in 2001.

This will help us continue to lead in both the specialty trailer and luxury coach industry in 2002 and beyond.

Sincerely,

Conrad Clement
Chairman, President and
Chief Executive Officer

[1] 2001 Featherlite Warranty surveys



"I've been in the horse business all my life and I know a quality trailer when I see it. That's why we only buy Featherlites. I recommend them to my friends and to my clients. I tell them to shop around first though. Because I know if they do they'll truly appreciate what Featherlite has to offer."

– Dan Lynch
Professional Trainer
Hillside Horse Farm
Madison, Wisconsin


FEATHERLITE

Featherlite has maintained some of the highest quality standards in the industry.

Established Product Lines Serve Diverse Markets



Λ Above
The Featherlite brand of equine trailers is known throughout North America for its innovation and superior craftsmanship.

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Featherlite enclosed trailer for the outdoor adventurist.

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A quick history ... Featherlite quality, an enduring tradition over nearly three decades.

Specialty Trailers

Featherlite® trailers, in existence for nearly three decades, represent a top industry brand noted for its durability, quality, innovative design and craftsmanship. Sales in this business segment decreased over 2000's record-breaking sales year, down 22% in the wake of a recessionary economy and flagging consumer confidence in the last four months of 2001. The introduction of eleven new market-driven models and 50 model enhancements through a solid dealer network was a highlight of the year.

Featuring hundreds of custom and standard model specialty trailers, Featherlite can reach specific consumer trailer needs in virtually all categories for recreation, leisure, business and commercial uses.

In its leadership role, Featherlite believes the best strategy is to strengthen its hold on the trailer market by introducing new products that make existing ones obsolete.

Horse Trailers

In 2001, Featherlite introduced the exclusive "Light-Flo" drop down feed doors. Unique in the industry, these new doors became standard in most Featherlite horse trailer models, meeting the growing consumer demand for more light and airflow in the horse area. The new feed doors give horse owners a new dimension in safety, comfort and health for their animals. Ventilation increased in the horse area from 52% to 98%, helping keep animals more content and healthier during transport. The added light from a 100% larger window makes loading easier and creates a calming environment for horses. The larger feed doors also brought a compelling new style to the trailers.

With both custom-designed and standard model horse trailers ranging from two-horse models to highly customized models that transport up to 15 horses, Featherlite horse trailers continue to be the choice of discriminating





1973 - Featherlite launches first-in-the-industry all-aluminum gooseneck trailer

1994 - Featherlite initial public stock offering on Nasdaq



1998 - 25th Anniversary of Featherlite® trailers. Introduces first ever patented slam latch dividers for new level of safety

2000 - Annual sales exceed $240 million


Goodwrench
3

1992 - Featherlite builds its first racecar transporter for NASCAR team owner Richard Childress and driver Dale Earnhardt

1995 - 100th racecar transporter built for A.J. Foyt



2001 - Featherlite launches industry first Light Flo drop down feed doors in equine trailers. Featherlite continues NASCAR sponsorship with signing of 6-year contrac



"Team Innovation"

"Featherlite innovation is customer driven, but it only reaches the light of day through the work of many here. In just the past few years we have introduced an unusually high number of innovative new trailers. And we've launched some groundbreaking features. The key word is 'we.' It is not unusual for us – in developing a new product – to ask the men and women in the plant, who have been there 15 years, to do things that are outside of anything they have ever done. And they jump all over the challenge and exceed even our high expectations. From the plant floor through purchasing through engineering through the executive management, who are willing to take the risk that will lead to superior quality, it's a team effort. All the way. But it is why we are who we are."

enny Smith
Product Manager - Featherlite Trailer Division



Advanced manufacturing efficiencies being implemented at Featherlite

Featherlite continued in 2001 to enhance its efficiencies. This included implementation of "lean manufacturing" (sometimes called "continuous improvement") techniques that reduce labor costs, decrease production time per unit and improve trailer quality. This Featherlite manufacturing program is a systematic approach to identifying and eliminating non-value-added activities through continuous improvement by "flowing" the product more effectively in response to the customer order. This technique has already improved "throughputs," the time it takes to complete a product from start to finish, by 30% to 40% and more, according to Dave Seegers, Featherlite vice president for operations at the Cresco plant. Initial studies at Featherlite show that since implementation, waste is being reduced and trailer output significantly increased. Quality is not sacrificed and operators are more focused on quality control. After getting past a significant change in work patterns, "operators now like working under this new system," Seegers said. "They know exactly what is expected of them. They can focus more on specific tasks and get progressively better at them." Seegers, who is spearheading the implementation of new manufacturing techniques at Featherlite, was trained at George Washington University on continuous improvement technologies.



Dave Seegers - Vice President of Cresco Operations - Featherlite Trailers

Featherlite 2001 Highlights

- Introduction of eleven new and redesigned trailer models and over 50 model enhancements
- Development begins on exclusive new Featherlite Vantaré® "Super Slide" which significantly increases interior space in the Featherlite luxury coach
- Launch of the unique Featherlite "Light Flo" drop down feed door, which offers horse owners a new dimension in safety and comfort for their animals
- Signs five-year agreement with NASCAR, extending its multi-tiered relationship through 2006 with the nation's fastest growing spectator sport
- Begins three-year advertising relationship with NBC, FOX, TNT, FX that will place Featherlite commercials on NASCAR broadcasts
- Dealer quality continues to improve and 37 new dealers join Featherlite ranks
- New luxury coach sales office opens on the West Coast

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Featherlite livestock trailers are readied for shipment nationwide.



buyers in the growing horse market. This growth is especially evident in an expanding clientele in the recreation and equestrian competition activities. Many of Featherlite's models include living quarters, dressing rooms and tack rooms, adding much needed space for those customers taking their horses out on the road for trail riding, shows, rodeos and other equestrian events. In 2001 Featherlite introduced striking new living quarters with rich cherry, knotty pine and honey oak cabinetry. At Featherlite, finished living quarters are tailored to the exact needs of the customer and can contain all the amenities of home or business.

Featherlite trailers are designed and engineered to provide state-of-the-art safety to animals during transport and loading. Concern for animal well-being is at the heart of equine consumers' needs and Featherlite's years of engineering improvements – aimed at protecting animals from injury during hundreds, even thousands of miles of normal transport – is an asset that horse and stock owners value.

Livestock and Commercial Trailers

Featherlite introduced new features and improvements to its product line in 2001, keeping its offering highly competitive and meeting the changing needs of those in the agribusiness field, from hobby farmers to small independent farmers to corporate livestock operations. It also launched new products ideal for both agricultural and commercial business users as well as for trades people.

As part of its ongoing sales and marketing program in this product category, Featherlite continues its active participation in expositions, agribusiness events and state fairs throughout the U.S.

Car, Recreational and Utility

Featherlite features a broad product assortment of trailers for recreational and utility applications. Renowned for their quality, durability and weight advantages, leading to economical operation and long service lives, this product category serves a broad range of customers ranging from motorcyclists to custom car enthusiasts to snowmobilers and ATV owners.

In 2001,the public was introduced to Model 4927, a versatile trailer that can haul a car and ATV or motorcycle simultaneously and comes complete with living quarters. This trailer meets a growing need from travelers to haul diverse recreational vehicles for short day-trips or weekend excursions or even vacation-length trips.

Specialized Racecar Transporters

This unique niche category of Featherlite's specialty trailer segment includes Featherlite's custom racecar transporters in use by race teams and drivers in all major racing sanctioning bodies. These trailers are built from the ground up, all under one roof with Featherlite components. The Featherlite racing customer gets its patented systems and industry-leading cabinetry. Featherlite serves team owners, drivers, crews and sponsors in this high growth competitive sport with custom racecar transporters, as well as show, vending and hospitality trailers, and luxury motorcoaches. Approximately 90% of NASCAR Winston Cup teams and drivers use Featherlite products.


FEATHERLITE
The Official Trailer

New Models

Commercial:

- Model 5591, a new flatbed trailer that allows users easier loading and unloading. Great for transporting tractors, hay, equipment, scrap and much more.
- Model 5115, a new tilt bed trailer with a hydraulic assist that makes loading mowers, small tractors and equipment a snap. An essential for gardeners and hobby farmers.
- Among other introductions, Featherlite launched the new Model 5520 hydraulic steel dump trailer. Designed as an ideal "workhorse" for farmers, ranchers and contractors, this trailer hauls gravel, black dirt, shavings, grain and much more with equal ease.

Livestock

- Model 8127, a more-affordable-than-ever stock trailer available in 16 ft, 20 ft., and 24 ft. lengths.

Λ Top left
The Featherlite brand has been on aluminum gooseneck livestock trailers longer than any other.

< Left
Featherlite's company transporters are on-site at major racing events to provide important on-site services to racing teams.

Mobile Marketing





Specialty Trailers

In 2001, Featherlite expanded its client base of companies realizing the power of mobile marketing. Sales of custom designed transporters continued to support clients' market visibility and customer contact at major public events. These specialized, over-the-road transporters showcase products and services of commercial customers in a transportable form that has won a place in the sales promotion and customer relations programs of an increasing number of companies. Other customers, including associations, non-profit organizations and public agencies, use the unique, mobile display and promotion space incorporated into these transporters to promote their services, offer information and hospitality to their patrons, and generate public awareness of their organizations.

Whether the trailer is used for promotional displays, vending, hospitality, or a mobile office or transportable classroom, Featherlite has proven its success in the specialty trailer market.

In 2001, Featherlite created mobile marketing, office, vending, museum and hospitality trailers for major companies in many different industries.


EMBRAER

Λ Above left
These trailers built for South Bay Regional, a Public Safety Training Consortium in California, are used for law enforcement training . . .
accommodating both driving and shooting simulators.

< Left & bottom
South American airline company Embraer promotes itself with a two-trailer set-up that includes an actual segment of one of its jet aircraft.


EMBRAER





Λ Above

"Once our Featherlite-produced Satellite Training Center was delivered it took only two weeks to fill the touring schedule for the entire year ... Our company is extremely excited about this facility. As for the Featherlite staff, every minor detail is a priority to them. I can't say enough about their professionalism and knowledge! We look forward to a long relationship with Featherlite."

– Karen Johnston, Medtronic Sofamor Danek Satellite Training Center Program Director

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The ESPN facility tours the country offering an interactive taste of the sports broadcasting experience.



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In the wake of 9/11 the Davenport, Iowa Fire Department's Hazardous Materials unit has become a role model for communities across the United States.




EMBRAER

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Featherlite produced this unit which made its way across the country with the Olympic Torch bearers and the associated Olympic staff and crew prior to the 2002 Winter Olympics.



Featherlite Luxury Coaches®



"I would like everyone to know what great experiences I have had with my Featherlite Vantaré and with the Featherlite V.I.P. Club. I have been going to NASCAR races for 25 years. The organized activities of the V.I.P. Club impress me; Featherlite has taken racing and rallies to a new level. I have made many lasting friendships through the Featherlite rallies."

– Mike LaTone
Bemus Point, NY

In 2001, sales of the Featherlite Luxury Coach division exceeded sales in the trailer division for the first time. Motorcoach division sales accounted for 48.8 % of total Featherlite revenues in 2001 versus 45.7% for trailer division sales. Though pre-owned coach sales were up by 5.3%, sales declined overall in the division by 4.6% from the previous year due primarily to softness in the new coach market and discontinuing the Vogue line.

Featherlite offers two motorcoach conversion body styles based on the XL and the H models made by the Prevost bus shell manufacturer. With a broad product line of custom designed, high-end luxury coaches marketed under the Featherlite Vantaré® brand names, Featherlite is a dominant U.S. producer in the bus conversion motorcoach market. In 2001 development began on the exclusive new Featherlite Vantaré® "Super Slide" which significantly increases interior space in the Featherlite luxury coach.

Supported by 16 authorized service centers, a new sales location on the West coast in Coburg, Oregon, and company sales and service centers in Florida, North Carolina and Iowa, the Featherlite Luxury Coach division markets its product line to affluent recreational travelers, touring performers, athletes, business organizations and drivers, owners and sponsors in the motorsports world, and celebrities in the entertainment industries. They are used by those who want luxurious, well-appointed vehicles for meetings, events and customer relations, as well as those who wish to experience one of the rarest and most extraordinary ways to travel.

With its strong relationship with the motorsports industry, solid market presence nationally and a reputation for superior design and manufacturing, Featherlite's luxury coach business is positioned to take advantage of opportunities in this growing category.



> Right
The Featherlite Vantaré® H3-45 is a masterpiece of style, luxury and technological innovation.


TRAILERS



Featherlite Luxury Coaches® staying on the leading edge of technology

"At Featherlite Luxury Coaches we incorporate the latest technology in our products. From proximity back-up detectors to aerospace bonding agents we strive to stay on the leading edge of improving technologies. In-motion video conferencing and satellite internet access, long-life LED lighting, satellite radio, and PLM electrical controllers are just some of the technologies introduced into our coaches during the last year.

Our Customer/Design/Sales team developed the computer work station concept and engineering brought it to life. Featherlite Luxury Coach customers can use a laptop or tower (desk) computer systems with wireless keyboards and utilize any of the 42'' Plasma TVs as the monitor. If customers want it, our engineers have made the entire coach a virtual office. If a swing out Plasma TV is installed in the bay patio area, the virtual office can even be attended outdoors. Wireless headphones complete the "computer work station."

With the advent of the "Super Slide," and the triple slide-out coaches, Featherlite Luxury Coaches® is leading the industry in innovation and fulfilling our customer's most exacting needs."

– Dave Husic

Director of Quality, Planning & Technology





Λ Above
In 2001, *USA Today* called Featherlite Luxury Coaches® "Ritz-Carltons on wheels."

Sponsorships

Featherlite is the "Official Trailer" of:

National Western Stock Show

Featherlite Horse Trailers – Just how good are they?

A review by Dave Mattern, equine expert, excerpted from www.horsetrailers-online.com

Featherlite seems to continue to dominate the numbers of trailers I find at equestrian events - both national shows and the local jackpots - and I wanted to know why.

Featherlite introduced the industry's first all aluminum gooseneck trailer back in 1973 - when most of us were still pulling steel. In fact, they hold the claim to being the original all aluminum trailer. I was excited when Featherlite called and asked me to try one out this fall. We agreed to stick to a fairly standard type - the Model 8541, four-horse, gooseneck.

Appearance: Featherlite delivered the trailer on a Sunday in November, (I left the sermon ten minutes early), and I have to tell you it's always exciting to back-up to a new trailer. I drove it back to church. The rest of the family was waiting for me. Church was just letting out. I ran inside and touched my wife on the elbow. "Is it outside?" she asked. She exited without a further word and returned a moment later. "Great looking trailer," she said quietly. "Let's go." With that - I was satisfied with the first test.

General Review: Featherlite makes a quality product at a fair price. Sounds simple but it's true. It's a household name you never have to explain when you decide to sell - and they offer excellent scalability. A fancy word for saying you can buy a basic production model that meets most people's needs - or you can upgrade through their wide selection of models. The Model 8541 uses a combination of extruded metal and smooth skin. I personally like the look - and it's functional too. Horses tend to get into mischief when tied to a trailer and the extruded metal in this area tends to hold up better to the occasional stray hoof, or possible scratching from a bit or halter hardware.



The inside of the trailer is open and spacious. Protective rubber runs around the entire horse compartment and the latches are easy to slide open - even with a gloved hand. But there's potential for an enormous amount of pressure on a divider latch and the divider itself is not impervious to flexing making it easy for latches to get out of alignment and fail to latch. This is not a problem with the Featherlite. The groove pocket is large and set into the wall itself - distributing the pressure on a larger surface.

Pulling: The true test is when an eighteen wheeler rushes past and you grip the wheel in anticipation of the wind effect and sway. The Featherlite didn't seem to notice. Loaded or empty - I liked the way my truck handled the trailer and shifted on the hills. The trailer seemed to know exactly where it belonged, and it didn't telegraph any messages to remind me that it was still attached and wrestling with my torque. In effect - it pulls easily.

Unique Features: The most obvious difference in the newest Featherlite is their windows. They are BIG. Featherlite now uses the "Light Flo" Drop Down Feed Door and it's standard on most models. This isn't a feature I would have thought up on my own - but now that I've had the chance to experience it ... I have to admit, large windows really make sense. If horses could talk, I'm sure they'd vote for the more spacious feeling compartment - not to mention a better view. And I've never heard of a horse or owner complaining about too much air flow on a hot August day. Bars remain up for maximum air flow and safety when hauling.

The latches all had pins. Using them does ensure that you've taken the time to make sure the doors are shut. Better safe than sorry ...

Loading: If you have a well behaved horse, loading them is actually fun. Especially into a nice roomy trailer. The step up is just right - about 15 inches - while still allowing for clearance beneath the trailer in rough ground. Featherlite has done away with the solid butt bar - using a strap for safety reasons. Horses can get under the butt bar, placing their hoofs on the ground and wedging themselves under the bar. When this happens it is virtually impossible to disengage the bar. The strap can be quickly and easily cut, freeing the animal. The strap actually holds more weight than the metal, according to the engineers at Featherlite - who test such things.

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Featherlite trailers have become an integral part of family life in America.


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AUTOMOTIVE FINISHES

"Featherlite quality and service is championship all the way. From their racecar transporters to their entire line of premium trailers, Featherlite has earned its reputation for excellence and its leadership in the industry."

– Jeff Gordon
Four time NASCAR Winston Cup champion

New Models

Model 4927
ATV/Car trailer with living quarters

Model 5520
Dump trailer with hydraulic lift bed

Model 5591
Versatile low-profile gooseneck flatbed

Model 5515
Tilt bed with hydraulic assist

Model 8127
Gooseneck combination trailer

Model 8427
Gooseneck 3 or 4-horse

Model 9607
2-horse gooseneck with 4' wide nose

Enhanced Models

Model 8583
Gooseneck horse trailer with more living quarters space

Model 9645
Gooseneck horse trailer with new interiors package

Model 3100
Flatbed car hauler with more deck space

Model 1625
Enclosed utility trailer





Selected Financial Information

SELECTED FINANCIAL INFORMATION (In thousands, except per share and stock price data)

FIVE YEARS ENDED DECEMBER 31,

Statement of Income Data:

	2001	2000	1999	1998	1997
Net sales*	$ 212,786	$ 242,486	$ 224,813	$ 189,795	$133,335
Cost of sales*	194,754	212,813	192,621	162,717	113,599
Gross profit	18,032	29,673	32,192	27,078	19,736
Selling and administrative expenses*	21,829	26,599	22,723	18,567	12,907
Amortization of intangibles	81	636	520	386	204
Asset impairment charge	–	8,781	–	–	–
Restructuring charge	1,572	–	–	–	–
Income (loss) from operations	(5,450)	(6,343)	8,949	8,125	6,625
Interest expense	(4,300)	(4,996)	(3,768)	(2,961)	(1,800)
Other income (expense), net	(337)	747	1,229	823	646
Income (loss) before taxes	(10,087)	(10,592)	6,410	5,987	5,471
Provision (benefit) for income taxes	(1,240)	(728)	2,436	2,337	2,189
Net income (loss)	$ (8,847)	$ (9,864)	$ 3,974	$ 3,650	$ 3,282
Net income (loss) per share – basic & diluted	(1.35)	$ (1.51)	$ 0.61	$ 0.56	$ 0.52
Weighted average shares outstanding (000's)					
Basic	6,535	6,531	6,506	6,462	6,255
Diluted	6,535	6,531	6,545	6,559	6,314

Balance Sheet Data (End of Period):

	2001	2000	1999	1998	1997
Working capital	$ 1,641	$ 12,149	$ 32,065	$ 29,163	$ 21,643
Total assets	97,171	123,959	119,784	106,788	75,508
Total long-term debt, net of current maturities	7,386	11,821	30,563	30,914	22,075
Total shareholders' investment	15,141	24,012	33,726	29,543	23,877

Quarterly Financial Data (Unaudited)

	Net Sales	Gross Margin	Operating Income (Loss)	Net Income (Loss)	Net Income (Loss) Per Share Basic	Net Income (Loss) Per Share Diluted	Closing Market Price High	Closing Market Price Low
2001								
First Quarter	$64,681	$7,025	$1,217	$ 64	$0.01	$0.01	$2.84	$1.50
Second Quarter	57,412	2,393	(4,568)	(4,138)	(0.63)	(0.63)	2.00	1.57
Third Quarter	51,566	6,429	1,023	106	0.01	0.01	1.99	0.87
Fourth Quarter**	39,127	2,185	(3,122)	(4,879)	(0.75)	(0.75)	1.50	0.90
2000								
First Quarter	$69,033	$9,286	$1,807	$ 652	$0.10	$0.10	$6.25	$3.98
Second Quarter	66,030	9,689	2,833	1,136	0.17	0.17	4.50	2.50
Third Quarter	51,349	6,657	92	(637)	(.10)	(.10)	4.50	2.75
Fourth Quarter**	56,074	4,041	(11,075)	(11,015)	(1.69)	(1.69)	3.00	1.31

The Company's common stock trades on The NASDAQ Stock Market under the symbol "FTHR."
As of January 28, 2002 there were approximately 245 shareholders of record and approximately 2,100 beneficial shareholders.
The Company is restricted from paying dividends. See Liquidity and Capital Resources in MD&A for a discussion of these restrictions.
*Prior years have been restated to conform with 2001 presentation. No effect on previously reported net income.
**Includes restructuring charge of $4.1 million in second quarter 2001, inventory writedown of $2.5 million and restructuring charge of $422,000 in fourth quarter 2001, and asset impairment charges of $8.8 million in fourth quarter 2000.

Management's Discussion and Analysis

The following discussion pertains to the Company's results of operations and financial condition, including information on the Company's two principal business segments as set forth in Note 15 to the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999.

Results of Operations
2001 vs. 2000

On a consolidated basis, the Company sustained a net loss of $8.8 million for the year 2001, or $1.35 per share, compared with a net loss of $9.9 million or $1.51 per share in 2000. This loss was caused in part by $4.5 million in restructuring charges related to closing its facility in Pryor, Oklahoma, motorcoach inventory, trailer inventory and aircraft write-downs of $4.1 million due to market value declines and reduced gross margins related to lower levels of sales in 2001 than 2000, as discussed further below. In 2000, asset impairment charges and inventory write-downs totaled $10.0 million.

Sales in 2001 decreased by 12.2 percent to $212.8 million from $242.5 million in 2000 as a result of reduced sales volume in both the trailer and motorcoach segments of the Company's business. Trailer segment sales were 18.3 percent lower due to decreased sales in all product categories as economic uncertainties had a dampening effect on new orders for the entire year. The events of September 11 had a noticeable effect on sales of all models in the fourth quarter of 2001. Motorcoach segment sales decreased by 5.2 percent, including a decrease of 10.2 percent in sales of new motorcoaches as the Vogue 5000 model was discontinued, which was partially offset by a 5.3 percent increase in sales of used coaches as more used units were sold.

Gross profit decreased by $11.7 million to $18.0 million in 2001 from $29.7 million in 2000. This decrease includes restructuring charges of $2.9 million, which are included in cost of sales, representing the losses on liquidation of inventories due to the shutdown of the Pryor, Oklahoma facility as discussed in Note 6 to the consolidated financial statements. The additional decline of $8.7 million in gross profit reflects reductions due to motorcoach write-downs of $3.0 million in 2001 and decreases of $5.7 million related to reduced sales volume as well as reduced gross profit margin percentages realized on sales in both segments. As a percentage of sales, the gross profit margin for 2001 was 8.5 percent (after a 1.4 percentage point reduction related to the restructuring charge) compared to 12.2 percent in 2000. Trailer margins were 2.1 percentage points lower than 2000 due to increased costs resulting from unfavorable labor and overhead utilization related to the Nashua, Iowa trailer manufacturing plant closure and other inefficiencies caused by reduced trailer production volume. Motorcoach gross profit margins (excluding the restructuring charge) were 2.2 percentage points lower than in the same period in 2000 as lower margins were realized on sales of new and used units because of discounts taken on the sale of older units to reduce inventory and due to write-downs in the carrying value of units in inventory of $1.3 million more in 2001 than 2000. Motorcoach margins were also adversely affected by unfavorable labor and overhead utilization at the Pryor, Oklahoma location.

Selling and administrative expenses of $21.9 million in 2001, decreased by $5.3 million or 19 percent from the 2000 level of $27.2 million. This decline was due in large part to management's efforts to reduce costs in all areas. As a percentage of sales, these expenses decreased to 10.3 percent in 2001 from 11.2 percent in 2000. Trailer segment expenses decreased by 18 percent due to reductions in both advertising and promotion related expenses, reduced personnel costs and lower professional fees. Motorcoach segment expenses decreased by 30 percent due to reduced marketing and selling costs, reduced research and development due to the completion of the Vogue 6000 project in 2000 and reduced intangible amortization due to the write-off of goodwill in the fourth quarter of 2000.

The restructuring charge of $1.6 million relates to the closing of the Company's manufacturing facility in Pryor, Oklahoma in August 2001 as discussed in Note 6 to the consolidated financial statements. This amount includes, among other items, employee payroll and severance costs paid in connection with this closing and the losses incurred in liquidating property and equipment items not usable elsewhere within the Company. As discussed below, the Company recorded an asset impairment charge of $8.8 million in 2000. Of this amount, $8.3 million relates to the unamortized goodwill associated with the acquisitions of Mitchell Motorcoach Sales (Mitchell) in 1998 and Vantaré International, Inc. in 1996. There was an additional write-down in the amount of $431,000 of goodwill and other long-lived assets in the trailer segment in 2000.

Interest expense decreased by $696,000 in 2001 compared to 2000. Lower average levels of debt in 2001 than in 2000 combined with a lower average interest rate in 2001 than 2000 resulted in reduced interest expense in 2001. Other income (expense) declined by $1.1 million as the result of decreased gains on sales of aircraft, including a current year write-down in the aircraft carrying value by $690,000 to reflect a decline in its estimated market value and the accrual of $302,000 in settlement of a claim related to abandoning a sales location is Statesville, North Carolina as discussed in Note 13 to consolidated financial statements.

Loss before taxes decreased by about $500,000 in 2001 to a loss of $10.1 million compared to a loss before income taxes of $10.6 million in 2000. This decrease is due in part to lower asset impairment charges in 2001 reduced selling and administrative costs of $5.3 million and reduced interest expense of $696,000. These improvements were substantially offset by the $4.5 million in restructuring charges related to closing the Pryor, Oklahoma facility, the reduced gross margin of $8.7 million from lower sales volume and reduced gross profit percentages in both segments and a net increase in other expense by approximately $1.1 million.

A benefit from income taxes was provided at a rate of 12 percent in 2001 compared to a benefit rate of 6.9 percent in 2000. The current year rate reflects the carryback of certain of these losses, net of estimated permanent differences, to prior years for a refund of Federal taxes paid and a $1.9 million valuation provision for deferred tax assets. No benefit has been provided on the carryforward of losses on state income tax returns due to the uncertainty of realization.

2000 vs. 1999

Sales in 2000 increased by 7.9 percent to $242.5 million from $224.8 million in 1999. This increase was due to greater volume in both the trailer and motorcoach segments of the Company's business. Trailer segment sales increased by 11.5 percent primarily as a result of greater sales of livestock trailers, car trailers and race car and specialty transporters. This increase was partially offset by reduced sales of utility trailers due to the discontinuance of a private label trailer program with Polaris Industries, Inc. There was a 3 percent price increase on certain trailer models in September, 2000, which became fully effective for new orders received after that date. Motorcoach segment sales increased by 4.0 percent, despite a decline in the last of 2000 compared to 1999. This improvement was mainly the result of increased sales of used motorcoaches. New bus conversion motorcoach sales were up about 7 percent while sales of new Vogue 5000 motorcoaches were down about 30 percent due to the discontinuance of this model in 2000.

Gross margin in 2000 decreased by 7.8 percent to $29.7 million compared to $32.2 million in 1999. As a percentage of sales, consolidated gross profit margin was 12.2 percent in 2000 and 14.3 percent in 1999. These percentages are 2.0 percent and 1.7 percent lower than would have been previously reported in 2000 and 1999, respectively, due to a reclassification of delivery expense to cost of sales from selling expenses based on the Company's adoption of Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Revenues and Costs." The margin decrease in 2000 mainly reflects reduced margins realized on sales in the motorcoach segment. Trailer segment margins, as a percentage of sales, were less than one-half of one percent lower than 1999 as reduced aluminum costs substantially offset labor and overhead cost increases related to changes in trailer mix and efficiencies and increased delivery costs related to higher fuel costs. Motorcoach segment margins, as a percentage of sales, decreased by 4.4 percentage points due to declines in margins in both new and used coach sales as lower than expected selling prices were realized on units sold. The motorcoach margin was also adversely impacted by write-downs of $1.7 million in the carrying value of certain new and used motorcoach inventories and by cost overruns and labor inefficiencies related to new model introductions.

Selling and administrative expenses increased by $3.9 million in 2000, and, as a percentage of sales, increased to 10.9 percent from 10.1 percent. As discussed above, these percentages are 2.0 percent and 1.7 percent lower than would have been previously reported due to the inclusion of delivery expense in cost of sales rather than selling expenses. Trailer segment expenses increased by $1.7 million (16%). This increase was primarily due in part to higher marketing costs, costs related to an increase in commissions and other personnel related costs and expanded media and show advertising for new promotional initiatives. Motorcoach segment expenses increased by $1.9 million (18%) in 2000 compared to 1999 due to increased marketing personnel and selling costs from a larger sales organization in 2000, as well as increased research and development costs related to the new Vogue 6000LX model motorcoach, which is replacing the Vogue 5000 model.

As discussed in Note 5 to the Consolidated Financial Statements, the Company recorded an asset impairment charge of $8.8 million in 2000. Of this amount, $8.3 million relates to the unamortized goodwill associated with the acquisitions of Mitchell Motorcoach Sales (Mitchell) in 1998 and Vantaré International, Inc. in 1996. There was an additional write-down in the amount of $431,000 of goodwill and other long-lived assets in the trailer segment. This charge has been taken because management determined the unamortized goodwill related to these acquisitions was impaired based on an analysis of projected undiscounted cash flows and other factors.

Interest expense increased by $1.2 million (32 percent) in 2000 over 1999 due to increased borrowings for working capital and capital expenditures as well as higher average interest rates in 2000. Interest expense related to the trailer segment decreased by about $700,000 in 2000 while interest increased in the motorcoach segment by $2.1 million. Other income decreased by $482,000 in 2000 due in part to reduced gains of $327,000 on sales of aircraft and other property in 2000 over 1999 as well as reductions in other income items.

Income (loss) before taxes decreased by $17.0 million in 2000 over 1999, in large part due to the asset impairment charge of $8.8 million as well as increased selling and administrative expenses and interest costs with no increase in gross margin from the additional sales. After allocation of corporate selling and administrative expenses, trailer segment income before taxes increased by about $400,000 while motorcoach segment income before taxes declined by $16.7 million for the reasons discussed above. Unallocated corporate expenses (net) were $747,000 higher in 2000 than 1999 due to the lower gains on aircraft sales in 2000.

The provision (benefit) for income taxes was a 6.9 percent benefit in 2000 compared with a 38% provision in 1999. This change was due to the non-deductible nature of the goodwill and the non-deductible asset impairment charge.

Liquidity and Capital Resources

The liquidity of the Company is measured primarily by its cash flow from operations together with amounts available to borrow on its approved lines of credit with U.S. Bank (formerly Firstar Bank Milwaukee, N.A.) and with Deutsche Financial Services Corporation (Deutsche), a wholesale financing company. During the year ended December 31, 2001, the Company's operating activities provided net cash of $4.1 million, including $4.7 million generated by a net decrease in current operating items. This cash, net of amounts used for capital expenditures and net non-line of credit debt reduction, was used to decrease amounts borrowed on the Company's lines of credit. At December 31, 2001 the Company had approximately $4.6 million available to borrow on its credit lines compared to $8.1 million at December 31, 2000.

In early 2002, this credit availability improved by approximately $5.7 million. The Company received $4.2 million of additional cash and also was granted a $1.5 million temporary special advance by U.S. Bank, as discussed further below. Specifically, in January 2002 the Company received $1.5 million from a private corporate investor in the form of convertible subordinated debt. This debt is due in full on December 31, 2002 or may be converted into common stock at the option of the lender at the daily average closing market price during the period from April 20, 2002 until October 31, 2002. In February 2002, the Company filed its Federal income tax return for the 2001 fiscal year and received a tax refund of approximately $2.8 million.

The Company has two external lines of credit to supplement its internally generated cash flow. It has a revolving loan agreement with its primary lender, U.S. Bank, which currently expires April 30, 2002 (accelerated from September 2002 by Standstill Agreement described below) and provides a working capital line of credit equal to the lesser of $17.0 million (reduced from $25 million in September 2001) or a defined percentage of eligible receivables (85%) and inventories (67.5%-reduced from 70% in September 2001). At December 31, 2001, $9.6 million was available to borrow under this line and $7.2 million was outstanding. There were also $3.1 million of outstanding checks written on the Company's controlled disbursement account at U. S. Bank, which will be covered by advances on the credit line as they are presented for payment. The Company also has a wholesale finance agreement with Deutsche that provides up to $30 million in financing for new and used motorcoaches held in inventory. At December 31, 2001, $29.2 million was available to borrow under this agreement and $26.9 million was outstanding.

These credit facilities are subject to continued compliance with certain covenants, including the following: maintenance of debt to tangible net worth ratio of 4.5:1; achievement of minimum annual earnings before interest, taxes, depreciation and amortization (EBIDTA) of $10 million; achievement of a minimum defined fixed charge coverage ratio ranging from no requirement in the first quarter of 2001 to 1.0:1 in the second quarter to 1.3:1 in the third and fourth quarters, with an annual requirement for 2001 of 1.0:1; and maintenance of a ratio of current tangible assets to current liabilities of 1.5:1 beginning June 30, 2001. In addition, the Company's mortgage debt with First Union National Bank requires the Company to maintain minimum defined funds flow coverage based on the past four quarters of 1.3 to 1. Failure to comply with these covenants constitutes an event of default under each facility, and the existence of a default under any of the facilities results in a cross-default under the other facilities.

At December 31, 2001, the Company was not in compliance with any of these covenants. Following is a summary of actions in progress to obtain waivers of these defaults and to amend the existing agreements for 2002 and thereafter:

1. On January 31, 2002, the Company signed a Standstill Agreement with U.S. Bank that waived the covenant defaults at December 31, 2001 and until April 30, 2002, when all amounts owed on the line of credit and term notes ($12.5 million at December 31, 2001) must be paid in full. It also provided the Company with a special advance of $1.5 million as of January 31, 2002, repayable in $500,000 monthly installments beginning February 28, 2002 when the first payment was made and is subject to the attainment of certain monthly income before taxes goals during the standstill period. This agreement was also contingent upon the Company receiving $1.5 million in new capital by January 31. As discussed above, this goal was achieved. In February 2002, U.S. Bank also presented the Company with a proposal that would extend the existing credit agreement for three years, increase the aggregate availability on the overall credit facility by up to $2.7 million and provide a $2.0 million capital expenditure credit facility. It is expected that this proposal, if approved after the bank has fully completed its review and due diligence, would be in place by April 30, 2002. The financial covenants related to this proposal have not yet been defined.
2. In March 2002, Deutsche presented the Company with a two year proposal which would waive the financial covenant defaults at December 31, 2001 and amend the agreement to reduce the existing credit line from $30 million to $25 million. It would also reduce the advance rates on eligible new motorcoaches from 100 percent of cost to 90 percent and would establish a formula based line of credit of 70 percent of cost for eligible used units. The proposed financial covenants for 2002 are as follows: maintain a minimum tangible current ratio of 1.15 through June 30, 2002 and 1.2 thereafter; maintain a minimum tangible net worth of $13 million through June 30, 2002 and $15 million thereafter; maintain a ratio of debt to tangible net worth not to exceed 6 to 1 through June 30, 2002 and 5 to 1 thereafter; and achieve profitable operating results in each month and 80 percent of projected quarterly profitability in 2002.
3. In October 2001, the Company entered into a Forbearance and Loan Modification Agreement with First Union National Bank to waive the financial covenant defaults until March 30, 2002 when the full amount of the unpaid balance in the amount of approximately $3.8 million plus a related interest rate swap with a market value loss of approximately $142,000 would become due. On April 1, 2002, the Forbearance Agreement was modified to extend the forbearance period to June 28, 2002. The Company is still pursuing a lender to refinance this amount and is considering a proposal for the sale and lease back of the facility. There is no assurance this refinancing will be obtained.
4. In November 2001, the Company announced it had retained an investment banking firm to enable it to pursue various strategic financing alternatives, including obtaining additional long-term capital to finance the Company or the possible sale of the motorcoach division. If the financing proposals described above are successful, the Company will indefinitely suspend the motorcoach division sale.

During 2001, many of the Company's trade accounts payable were past due, and certain of its vendors currently required cash payment upon delivery of materials and supplies. In an effort to restructure its trade debt, the Company proposed a Trade Creditor Repayment Plan (Plan) to trade creditors of its Trailer Division with balances outstanding as of November 15, 2001. Each trade creditor was given the opportunity to choose one of four options ranging from payment in full in equal quarterly installments over a period of three years to discounting the payable in varying percentages in exchange for payment within a shorter period of time. This Plan was approved by a majority of creditors, requiring the Company to pay amounts outstanding of approximately $7.5 million according to the payment option chosen by each creditor, with $3.3 million due in 2002, $2.2 million in 2003 and $2.0 million in 2004. The first installment under this Plan was paid on January 31, 2002. There are generally no required interest payments or service charges in connection with this arrangement. Vendors under this Plan have been continuing to supply the Company with materials; however, they frequently require prepayments at the time of order or payment on delivery of the materials. The Company expects these vendors to begin extending more normal credit terms again as they receive payments under the Plan.

The Company's liquidity is generally reflected by a number of key indicators. The Company's ratio of current assets to current liabilities was 1.02 to 1 at December 31, 2001, compared with a ratio at December 31, 2000 of 1.43 to 1. This decrease is primarily due to the inclusion of the U.S. Bank term notes and First Union mortgage notes in current liabilities in 2001 due to defaults on loan covenants related to these facilities as discussed above. The ratio of total debt to shareholders' investment increased to 3.13 to 1 at December 31, 2001 from 2.37 to 1 at December 31, 2000. During the year ended December 31, 2001, total debt declined by almost $9.6 million as debt was reduced with cash provided from operating activities, including liquidation of inventory. However, this improvement was offset by a decrease of $8.8 million in shareholders' investment due to the net loss in 2001.

The factors described above raise doubt about the Company's ability to continue as a going concern. No assurance can be provided that the Company will be successful in its efforts to obtain the waivers and amendments described above. Until such waivers or amendments are obtained, U.S. Bank, Deutsche and First Union each have the right to declare amounts outstanding under their facility immediately due and payable, the right to proceed against the Company's assets, and rights to exercise other remedies.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. U.S. Bank and Deutsche have continued to permit the Company to draw available capital under their respective revolving financing arrangements with the Company.

Following is a discussion of the principal components of the Company's cash flow for the year ended December 31, 2001, as reflected in the consolidated statements of cash flows:

Operating activities provided net cash of $4.1 million. The Company's net loss of $8.8 million was reduced by adjustments for depreciation and amortization of $2.3 million, non-cash restructuring charges of $3.4 million and by other non-cash items in an aggregate net amount of $2.5 million. Net changes in receivables, inventories and other current assets provided cash of $17.9 million. Refundable income taxes of $2.8 million reduced cash provided from operations in 2001 but this amount was received in the first quarter of 2002. Substantially all of the remainder of this change resulted from decreased inventories, in large part related to the motorcoach segment, where the number of units in inventory were reduced and as a result work in process inventory decreased by $8.7 million, new motorcoach inventory decreased by $3.4 million and used motorcoach inventory decreased by $2.8 million. Net decreases in accounts payable, customer deposits and other current liabilities used cash of $13.2 million. These changes include, among other items: a decrease of $8.3 million in motorcoach shell payables due to a decrease in the number of bus shells held; a decrease of $4.2 million in accounts payable as $7.5 million was covered by the trade creditor repayment plan as described above and was partially offset by an increase in accounts payable of $3.3 million due to a slowdown in payments to vendors and a reduction of $169,000 in accrued liabilities. Customer deposits decreased by $874,000 as deposits received on pending sales of trailers and motorcoaches in prior periods were applied to sales completed in the current period.

Increased expenditures for working capital items may be required to support production levels in excess of sales from time to time. To maintain a level production schedule, production may begin on coaches before an order has been received from a specific buyer. As of December 31, 2001, approximately 84 percent of the coaches in production and to be completed over the next four months have not been sold to specific customers. While it is the Company's expectation that substantially all of these motorcoaches will be sold to specific customers before production is completed, or shortly thereafter, there is no assurance this will occur. Accordingly, this could further impact the liquidity of the Company.

The shell manufacturer has financed a number of motorcoach shells acquired by the Company for a four-month period that approximates the time normally required to perform the conversion process. Payment is required for these shells at the time the shell is sold or at the end of the defined period, whichever occurs sooner. The manufacturer has the right to demand payment or to repossess shells at that time. At December 31, 2001, $7.5 million was owed to the shell manufacturer, a reduction of $8.3 million since December 31, 2000. There were no expired consignment contracts at December 31, 2001.

The Company's net capital expenditures for plant and equipment were $232,000 in 2001. There were no aircraft sales or purchases during 2001. The Company collected sales proceeds of $312,000 during 2001 for sales of used vehicles and equipment. On September 20, 2001 U.S. Bank terminated the availability of capital expenditure financing under a Capital Expenditure Term Note. However, as discussed above, the bank has proposed a $2.0 million capital expenditure credit line for 2002. The Company has also made a commitment to the City of Cresco, Iowa to construct a hangar facility at a cost of $300,000 as part of an airport expansion project, which has been delayed indefinitely.

The Company leases certain office and production facilities under various leases that expire at varying dates through fiscal year 2011. Minimum lease payments for 2002 total $877,000. In addition, the Company accrued as a restructuring charge liability at December 31, 2001, $400,000 of estimated rent to be paid on the Pryor facility in 2002 until it is subleased. In 2001, the Company decided not to lease a new sales and service center in North Carolina but will pay $302,000 in monthly installments over a three year period to Clement Properties, an entity owned by certain of the majority shareholders of the Company for costs incurred related to the acquisition and development of land related to this project.

The Company's financing activities in 2001 used net cash of $4.0 million, including $9.6 million for reductions in line of credit borrowing and other long-term debt payments and $1.8 million to fund a net reduction in checks issued not yet presented for payment. These cash usages were partially offset by the establishment of the trade creditor repayment plan of $7.5 million as discussed above.

As discussed in Note 10 to the consolidated financial statements, the Company is contingently liable under certain dealer floor plan arrangements. These arrangements relate to inventory financing provided to Featherlite dealers by financial institutions. The Company would be required to repurchase inventory if it is repossessed by the financial institution and is in saleable condition. No reserve has been provided for this contingency because the aggregate amount of such repurchases has historically been less than one percent of sales and repossessed inventory has been resold to other dealers without a loss. These contingent liabilities total approximately $9.3 million at December 31, 2001. Also, the Company is partially self-insured for a portion of certain health benefit and workers' compensation insurance claims. For health claims there is an annual stop loss limit of $100,000 per claim but no aggregate loss limit. For workers compensation claims, there is a $250,000 per occurrence limit and an aggregate limit of $1.9 million. At December 31, 2001, $2.0 million was accrued for estimated unpaid health benefit and workers compensatin claims. The Company has obtained an irrevocable standby letter of credit in the amount of $2.3 million in favor of the workers' compensation claim administrators to guarantee payment of claims.

Assuming a favorable outcome to actions outlined above for improving the Company's liquidity and a continued improvement in the national economy, the Company believes that its current cash balances, cash flow generated from operations and available borrowing capacity will be sufficient to fund continued operations and capital requirements consistent with past levels for the next twelve months. As described above, the Company has proposals from two of its major lenders to continue funding in 2002 and beyond and is seeking a lender to refinance the mortgage on the Sanford facility. No assurance can be provided that the proposals will be approved in the form described above or at all or that funding will be obtained to refinance the Sanford facility mortgage. Until such waivers or amendments are obtained, US Bank, Deutsche and First Union each have the right to declare amounts outstanding under its facility immediately due and payable, the right to proceed against the Company's assets, and rights to exercise other remedies. Management cannot provide assurance that the Company's cash flow from operations will be sufficient to meet its obligations as they become due. If these efforts are not successful or if there is a deficiency in the cash projected to fund future operations beyond the next 12 months, the Company may be required to seek other funding sources.

For the foreseeable future, the Company does not plan to pay dividends but instead will follow the policy of reinvesting any earnings in order to finance the expansion and development of its business. The Company is a party to certain loan agreements that prohibit the payment of dividends without the lender's consent.

Qualitative and Quantitative Disclosures Regarding Market Risk

The Company is exposed to market risks related to changes in the cost of aluminum. Aluminum is a commodity that is traded daily on the commodity markets and fluctuates in price. The average Midwest delivered cash price per pound for ingot aluminum during the three years ended December 31, 2001, as reported to the Company by its suppliers was $0.69 in 2001, $0.75 in 2000, and $0.66 in 1999. The Company's cost of aluminum varies from these market prices due to vendor processing charges, timing of purchases, and contractual commitments with suppliers for specific prices and other factors. The Company has obtained commitments from suppliers to provide, at an agreed upon fixed price, about 50 percent of its anticipated requirements for 2002 which reduces a portion of the risk of aluminum cost fluctuations for the year. If the Company is unable to obtain such commitments from suppliers or otherwise reduce the price risk related to the balance of the purchases to meet its requirements in 2002 and in the years beyond 2002, this could have an adverse impact on the Company's operating results if the cost of aluminum increases significantly above levels in 2001.

The Company is exposed to market risks related to changes in U.S and international interest rates. Nearly all of the Company's debt bears interest at a variable rate. To a limited extent, the Company manages its interest rate risk through the use of interest rate swaps. At December 31, 2001, the fair value of the interest rate swap with a notional amount of $4.0 million was a loss of approximately $142,000. This swap will be terminated on June 28, 2002 when the mortgage with First Union National Bank must be paid in full. An interest rate increase by one percentage point would reduce the Company's future annual net income by approximately $300,000 at current debt levels.

Forward-looking Information and Risks

Certain statements in this report, and in the Company's Form 10-K and other filings with the SEC, are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "believe," "estimate," "expect," "intend," "may," "could," "will," "plan," "anticipate'" and similar words and expressions are intended to identify forward-looking statements. These statements speak only as of the date of this annual report, are based on current expectations, are inherently uncertain, are subject to risks, and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as the result of many factors, including but not limited to: product demand and acceptance of products in each segment of the Company's markets, fluctuations in the price of aluminum, competition, facilities utilization, the availability of additional capital required to improve the Company's net liquidity deficiency and certain other unanticipated events and conditions. It is not possible to foresee or identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement, other than as required by law.

The Company is cautiously optimistic concerning sales in 2002. While there was a noticeable slowdown in sales in the fourth quarter of 2001 after the tragic events of September 11, sales of both trailers and motorcoaches have been much stronger in the early part of 2002. New order backlog for trailers of $12.8 million at December 31, 2001 was below the backlog level of $14.8 million at December 31, 2000; but by February 28, 2002 the trailer order backlog level of $17.1 million surpassed the level of $11.6 million at February 28, 2001. At December 31, 2001, order backlog for motorcoaches was $3.1 million compared to $15.9 million at December 31, 2000. The motorcoach backlog was $2.8 million at February 28, 2002. With an encouraging start in 2002 and aggressive measures in place to promote sales, management is hopeful that sales will continue to increase as national economic business conditions improve. There is continuing focus by the Company on the sales and marketing related activities that have been effective in increasing sales in the past but there is no assurance they will be successful in increasing order levels to maintain or exceed last year's sales volume.

Actions were taken in 2001 to consolidate certain production facilities, to reduce staffing levels and control other costs until the present economic trends become more favorable. The Company believes these actions combined with efficiency improvements will be reflected in improved gross profit margins as a percentage of sales in 2002 in both segments of its business. Efforts will continue to control selling and administrative expenses, both in total and as a percentage of sales. Average debt levels may continue to decrease if the Company is successful in its efforts to further reduce motorcoach new and used inventory levels. However, these decreases could be partially offset by increased borrowing for capital improvements and working capital needs if sales activity continues to improve.

The Company believes its name recognition and close affiliation with the motorsports industry will continue to have a positive impact on its sales of specialty trailers, transporters and luxury motorcoaches. With more than 75 percent of its revenue from end users in motorsports and leisure and entertainment categories, which also includes horse trailers, and with its strong position in the livestock trailer market, the Company believes it is strategically well-positioned to continue to benefit from these markets. The Company introduced 60 new and enhanced models of trailers in 2001 and will continue to add new models in 2002.

The Company's future operating results are subject to a number of risks, including the following:

1. The Company has made increased use of leverage and incurred greater interest and related expenses in each of the three years ended December 31, 2001. Increased debt has been incurred in connection with financing operations and facilities expansions at the Motorcoach Division as well as financing its increased working capital requirements. As described above, the Company is not in compliance with any loan covenants relating to its outstanding debt at December 31, 2001. If the Company is unable to obtain waivers of these covenant defaults and secure sufficient additional financing to fund its liquidity shortfalls, the Company's business will be materially adversely affected.
2. There is a risk related to losing a major supplier of aluminum. In the past this risk has been relatively nominal as there have been alternate sources of supply. In recent years, the number of alternate sources of supply has been reduced due to mergers within the aluminum industry. Also, additional time may be required to replace an extruded aluminum supplier due to the fact that dies are required and would have to be made. The Company routinely tries to keep at least three suppliers of each shape so it has a backup supplier if necessary. The Company now relies on 6 to 8 vendors to meet aluminum needs but believes there are additional vendors which could meet its requirements if necessary.
3. There is a risk related to the loss or interruption in the supply of bus conversion shells from the Company's sole supplier of these shells. The Company purchases all of its bus conversion shells from Prevost Car Company located in Canada. Although the Company has insurance to cover certain losses it may sustain due to fire or other catastrophe at Prevost's plant, the Company may not be able to obtain conversion shells from another manufacturer on favorable terms or at all.
4. The Company uses one subcontractor to provide paint and graphic design work to meet customer specifications on certain custom trailers and specialty transporters. There is a risk to the timely delivery of these trailers in the event of an unforeseen interruption in the subcontractor's ability to provide these services or if the customer delays providing the specifications to the subcontractor.
5. The Company has available finished inventory in two discontinued models. Write-downs were taken to reduce the carrying value of this inventory to estimated realizable value. There is a risk that the sale of this inventory will not realize normal margins.
6. The Company builds a significant number of luxury motorcoaches on a speculative basis. While it is the Company's expectation that substantially all of these motorcoaches will be sold to specific customers before production is completed, or shortly thereafter, there is no assurance this will occur. Failure to sell these motorcoaches on a timely basis at prevailing prices could further decrease the liquidity of the Company.

7. The Company takes trade-ins on both new and used motorcoach sales. These trade-in units are marketed on a retail basis to other customers. In the fourth quarter of 2001, the Company experienced a significant decline in the market value of trade-in units and wrotedown the carrying value of the used inventory by $2.5 million in order to facilitate their sale. There is a risk that additional write-downs of this inventory will occur if these trade-in units are not sold at current selling prices, which could adversely impact the Company's future operating results.

8. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, the accompanying Report of Independent Public Accountants states that the Company is unable to ascertain whether it will have sufficient liquidity available under its existing lines of credit to fund operations or whether the Company will meet various covenant requirements contained in its financing agreements. These matters raised substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
9. In 2001, the Company was notified by The Nasdaq Stock Market, Inc. (Nasdaq) that its common stock had failed to maintain the minimum market value of public float required for continued listing on the Nasdaq National Market. In August 2001, the Company transferred to The Nasdaq Smallcap Market. Nasdaq has also expressed concern that the Company may not be able to sustain compliance with the continued listing requirements of The Nasdaq Stock Market because of the "going concern" opinion expressed in the Report of Independent Accountants on the Company's December 31, 2001 and 2000 consolidated financial statements. There is no assurance the Company will be able to satisfy Nasdaq regarding its ability to meet these continued listing requirements, and the Company's common stock may be delisted from Nasdaq.

Critical Accounting Policies

Inventories: Inventories are stated at the lower of cost, as determined on a first-in, first-out (FIFO) basis, or market and includes materials, labor and overhead costs. Raw materials consist of the cost of materials required to produce trailers and complete motorcoach conversions and to support parts sales and service. Work in process consists of costs related to materials, bus conversion shells, labor and overhead related to the production process.

In 2001 and 2000, the Company evaluated the carrying value of its motorcoach inventories and recorded total charges of $3.0 and $1.7 million, respectively, to cost of sales to reduce the carrying cost of this inventory to its estimated market value. This write-down in 2001 was required as a result of a substantial decrease in the market value of used motorcoaches in light of the reduced demand and a general downturn in the motorcoach market, particularly following the events of September 11.

Revenue Recognition: The Company recognizes revenue from the sale of trailers and motorcoaches when title and risks of ownership are transferred to the customer, which generally is upon shipment or customer pick-up. A customer may be invoiced for and receive title prior to taking physical possession when the customer has made a fixed, written commitment to purchase, the trailer or motorcoach has been completed and is available for pick-up or delivery, and the customer has requested the Company to hold the trailer or motorcoach until the customer determines the most economical means of taking physical possession. Upon such a request, the Company has no further obligation except to segregate the trailer or motorcoach, issue its Manufacturer's Statement of Origin, invoice the customer under normal billing and credit terms and hold the trailer or motorcoach for a short period of time as is customary in the industry, until pick-up or delivery. Products are built to customer specification and no rights of return or exchange privileges are granted. Accordingly, no provision for sales allowances or returns is recorded.

Long-lived Assets: The Company assesses long-lived assets for impairment under SFAS Statement No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of." Under those rules, property and equipment, goodwill associated with assets acquired in purchase business combinations, and any other long-lived assets are included in the impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

Despite initiatives taken early in 2000 to change the management of the Luxury Coach Division and introduce programs to improve production efficiency and reduce and control production and selling costs, a downturn in the market for new and used bus conversion motorcoaches has resulted in a continuing loss of sales and profitability in this segment of the business. Increased interest rates, higher fuel costs and stock market volatility are believed to be major factors contributing to this decrease which began in the third quarter of 2000 when sales declined 25 percent from the same period in 1999 and continued into the fourth quarter. These factors have contributed to reduced demand for both new and used motorcoach units and lower than expected selling prices. Consequently, in the fourth quarter of 2000, the Company determined that unamortized goodwill in the amount of $8.3 million associated with the acquisitions of Vogue in 1998 and Vantaré in 1996 was impaired, and wrote it off.

The write-off of the goodwill was based on an analysis of projected undiscounted cash flows, which were no longer deemed adequate to support the goodwill associated with these businesses. Impairment reviews of the long-lived assets of certain business units in the trailer segment also resulted in the write-down of goodwill and other long lived assets by $431,000. These write-downs were based on projected cash flows that were not adequate to support goodwill associated with an acquired business and the reduction of the net book value of related land and buildings to an amount deemed realizable based on previous experience. As management executed its plan to rationalize motorcoach and trailer production between facilities, other costs were incurred in the first and second quarters of 2001 and were expensed at that time.

New Accounting Pronouncements

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS No. 144 supersedes previous guidance for financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. SFAS No. 144 is effective for the Company beginning on January 1, 2002. Adoption of the statement is not expected to have a material impact.

Consolidated Balance Sheets

December 31, 2001 and 2000
(In thousands)

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash	$ 247	$ 331
Receivables	5,001	6,356
Refundable income taxes	2,755	–
Inventories	66,215	88,391
Prepaid expenses	1,977	2,219
Deferred income taxes	–	2,381
Total current assets	76,195	99,678
PROPERTY AND EQUIPMENT:		
Land and improvements	4,432	4,520
Buildings and improvements	11,451	11,975
Machinery and equipment	13,412	15,034
	29,295	31,529
Less - accumulated depreciation	(12,271)	(11,571)
Net property and equipment	17,024	19,958
OTHER ASSETS	3,952	4,323
	$ 97,171	$ 123,959
LIABILITIES AND SHAREHOLDERS' INVESTMENT		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 9,299	$ 2,031
Bank line of credit	7,226	12,880
Checks issued but not yet presented	3,061	4,940
Wholesale financing and other notes payable	27,713	30,215
Motorcoach shell costs payable	7,531	15,833
Trade accounts payable	5,902	10,121
Total creditors repayment plan	3,253	–
Accrued liabilities	8,365	8,431
Customer deposits	2,204	3,078
Total current liabilities	74,554	87,529
LONG-TERM DEBT, net of current maturities:		
Trade creditors repayment plan	4,240	–
Other debt	3,146	11,821
Total long term debt, net of current maturities	7,386	11,821
DEFERRED GRANT INCOME	90	105
DEFERRED INCOME TAXES	–	492
COMMITMENTS AND CONTINGENCIES (Note 2, 9, and 10)		
SHAREHOLDERS' INVESTMENT		
Common stock - issued and outstanding 6,535 shares	16,595	16,595
Additional paid-in capital	4,062	4,062
Retained earnings (accumulated deficit)	(5,492)	3,355
Accumulated other comprehensive loss	(24)	–
Total shareholders' investment	15,141	24,012
	$ 97,171	$ 123,959

The accompanying notes are an integral part of these consolidated balance sheets.

Statements of Operations and Shareholders' Investment

Consolidated Statements of Operations

For the years ended December 31, 2001, 2000 and 1999
(In thousands, except per share data)

	2001	2000	1999
Net sales	$ 212,786	$242,486	$ 224,813
Cost of sales	194,754	212,813	192,621
Gross profit	18,032	29,673	32,192
Selling and administrative expenses	21,829	26,599	22,723
Amortization of intangibles	81	636	520
Asset impairment (Note 5)	–	8,781	–
Restructuring charge (Note 6)	1,572	–	–
Income (loss) from operations	(5,450)	(6,343)	8,949
Other income (expense):			
Interest expense	(4,300)	(4,996)	(3,768)
Gain (loss) on aircraft and property sales	(536)	107	434
Other income, net	199	640	795
Total other expense, net	(4,637)	(4,249)	(2,539)
Income (loss) before taxes	(10,087)	(10,592)	6,410
Provision (benefit) for income taxes	(1,240)	(728)	2,436
Net income (loss)	$ (8,847)	$ (9,864)	$ 3,974
Net income (loss) per share (basic and diluted)	$ (1.35)	$ (1.51)	$ 0.61

Featherlite, Inc.
Consolidated Statements of Shareholders' Investment

For the years ended December 31, 2001, 2000 and 1999

(In thousands)

	– Common Stock –					
	Outstanding Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total Shareholders' Investment
Balance December 31, 1998	6,475	$ 16,236	$ 4,062	$ 9,245	$ –	$ 29,543
Net income for the period	–	–	–	3,974	–	3,974
Issuance of common stock	35	209	–	–	–	209
Balance December 31, 1999	6,510	$ 16,445	$ 4,062	$ 13,219	$ –	$ 33,726
Net loss	–	–	–	(9,864)	–	(9,864)
Issuance of common stock	25	150	–	–	–	150
Balance December 31, 2000	6,535	$ 16,595	$ 4,062	$ 3,355	–	24,012
Comprehensive loss:						
Net loss for the period	–	–	–	(8,847)	–	(8,847)
Cumulative effect adjustment of interest rate swap agreement, net of tax	–	–	–	–	11	11
Unrealized loss of interest rate swap agreement, net of tax	–	–	–	–	(35)	(35)
Total comprehensive loss						(8,871)
Balance, December 31, 2001	6,535	$ 16,595	$ 4,062	$ (5,492)	(24)	$ 15,141

The accompanying notes are an integral part of these consolidated financial statements.

Featherlite, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2001, 2000 and 1999
(In thousands)

	2001	2000	1999
CASH (PROVIDED BY) FROM (USED FOR) OPERATING ACTIVITIES:			
Net income (loss)	$ (8,847)	$ (9,864)	$ 3,974
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities -			
Depreciation and amortization	2,280	2,973	2,483
Non-cash asset impairment charge	–	8,781	–
Non-cash restructuring charge	3,400	–	–
Amortization of prepaid advertising	167	222	277
Grant income	(15)	(15)	(44)
Provision for (benefit from) deferred income taxes	1,889	(1,669)	79
Loss (gain) on sales of aircraft and other property	536	(107)	(434)
Changes in current operating items			
Receivables	1,355	2,559	1,417
Refundable income taxes	(2,755)	–	–
Inventories	19,213	(13,859)	(13,479)
Prepaid expenses	124	(703)	(76)
Trade accounts payable	(4,219)	(8)	(1,534)
Motorcoach shell costs payable	(8,302)	7,298	1,977
Accrued liabilities	169	2,026	685
Customer deposits	(874)	(1,600)	2,437
Net cash provided by (used for) for operating activities	4,121	(3,966)	(2,238)
CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES:			
Purchases of property and equipment	(544)	(2,648)	(6,071)
Proceeds from sale of equipment and facilities	312	77	303
Purchase of aircraft for resale	–	(2,912)	(7,513)
Proceeds from sale of aircraft	–	3,010	10,482
Investment in joint venture, net of equity of earnings	–	–	(35)
Payment for non-compete agreement	–	(113)	–
Net cash used for investing activities	(232)	(2,586)	(2,834)
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:			
Borrowings from trade creditors repayment plan	7,493	–	–
Proceeds from wholesale financing and other notes payable	20,700	47,109	51,621
Repayment of wholesale financing and other notes payable	(23,202)	(39,813)	(46,638)
Proceeds from bank line of credit	238,733	265,051	265,015
Repayment of bank line of credit	(244,387)	(266,675)	(265,988)
Change in checks issued not yet presented	(1,879)	1,704	774
Proceeds from other long-term debt	916	4,217	11,965
Repayment of other long-term debt	(2,347)	(4,958)	(11,588)
Payment of loan acquisition costs	–	–	(88)
Proceeds from issuance of common stock	–	–	59
Net cash provided by (used for) financing activities	(3,973)	6,635	5,132
Net increase (decrease) in cash	(84)	83	60
Cash, beginning of the period	331	248	188
Cash, end of the period	$ 247	$ 331	$ 248
Supplemental disclosures:			
Interest payments, including $111 capitalized in 1999	$ 4,343	$ 5,009	$3,709
Income tax payments	–	1,144	2,357
Trailers in exchanges for advertising	13	100	32
Issuance of earnout shares	–	150	150

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Nature of Business: Featherlite, Inc. (the Company) is engaged in the manufacture and distribution of various types of specialty trailers and luxury motorcoaches as well as related parts, accessories and services. Specialty trailers are manufactured at facilities in Iowa, while luxury motorcoaches are manufactured in Florida. The Company's Oklahoma motorcoach manufacturing facility was closed in 2001. Trailers are primarily sold to authorized dealers throughout the United States and Canada. Terms and conditions for business are defined by standard agreements with each authorized dealer. Luxury motorcoaches are sold directly to end-user customers. Featherlite Aviation Company, a wholly-owned subsidiary, is involved in the purchase and resale of used business class aircraft.

Note 2. Going Concern Basis of Presentation: The accompanying consolidated financial statements for the year ended December 31, 2001 have been prepared on a going concern basis, which contemplates the realization and the satisfaction of liabilities in the normal course of business. Despite a net loss in 2001, the Company generated cash from operations and reduced debt primarily through a reduction in inventories in the motorcoach segment. This is an improvement over the two prior years, when the Company required cash from other sources to fund operations as the motorcoach inventories increased. In early 2002, the trailer division order backlog has improved significantly over comparable dates a year ago but motorcoach backlog is lower. If the national economy continues to improve, the Company anticipates improved operating results in 2002 as the result of continued cost reductions and efficiency improvements and continued reductions in new and used motorcoach inventories. Based on these anticipated improvements, both U. S. Bank National Association (U.S. Bank) and Deutsche Financial Services Corporation (Deutsche), the Company's principal lenders, have proposed amendments to existing financing agreements that continue their financing relationship with the Company in 2002 and beyond, as discussed in Note 9. While the availability on existing credit lines declined to $4.6 million at December 31, 2001 compared to $8.1 million at December 31, 2000, the proposed U.S. Bank line of credit, if approved, is expected to provide additional line of credit availability as the result of increased borrowings on equipment and real estate. In accordance with the terms of a modified forbearance agreement with First Union National Bank (First Union), the Company is also still trying to secure new financing to replace the mortgage on its Florida property by June 28, 2002. The Company's continuation as a going concern is dependent upon the approval of the proposed financing agreements as proposed, continued compliance with the terms and covenants of the amended agreements, continued implementation of the trade creditor repayment plan, as discussed in Note 7, securing new financing to replace the First Union debt and ultimately generating sufficient cash flow to meet its obligations on a timely basis. Despite these efforts, management cannot provide assurance that these financing arrangements will be completed as described above or that the Company will attain successful operations.

Note 3. Summary of Significant Accounting Policies:

Principles of Consolidation: The consolidated financial statements include the accounts of Featherlite, Inc. and its wholly-owned subsidiary, Featherlite Aviation Company, which are referred to herein as the Company. All material intercompany accounts and transactions have been eliminated in consolidation.

Fair Values of Financial Instruments: The carrying values of cash, accounts receivable and payable, short-term debt and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying value of long-term debt, including current maturities, approximates its fair value because the related interest rates either fluctuate with the lending bank's current prime rate or approximate current rates of debt of a similar nature or maturity.

Financial Statement Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The more significant estimates are used for such items as: valuation of used trailer and motorcoach inventories, depreciable lives of property and equipment, allowance for doubtful accounts, and reserves for excess inventories, warranty reserves and self-insurance reserves. As better information becomes available or as actual amounts are determinable, the recorded estimates are revised. Ultimate results could differ from these estimates.

Concentrations: The Company purchases all of its conversion motorcoach shells from one supplier. The purchases represented approximately 11% of consolidated cost of sales for the year ended December 31, 2001. Although there are a limited number of manufacturers of motorcoach shells, management believes that the other suppliers could provide similar shells on comparable terms, if necessary. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results .

Receivables: Receivables are stated net of an allowance for doubtful accounts of $185,000 and $180,000 at December 31, 2001 and 2000, respectively.

Inventories: Inventories are stated at the lower of cost, as determined on a first-in, first-out (FIFO) basis, or market and include materials, labor and overhead costs. Raw materials consist of the cost of materials required to produce trailers and complete motorcoach conversions and to support parts sales and service. Work in process consists of costs related to materials, bus conversion shells, labor and overhead related to the production process. Inventories were as follows at December 31, 2001 and 2000 (in thousands):

	2001	2000
Raw materials	$ 6,949	$ 11,350
Work in progress	12,190	20,833
Finished trailers and coaches	25,008	31,610
Used trailers and coaches	22,068	24,598
Total	$ 66,215	$ 88,391

In 2001 and 2000, the Company evaluated the carrying value of its motorcoach inventories and recorded total charges of $3.0 and $1.7 million, respectively, to cost of sales to reduce the carrying cost of these inventories to their estimated realizable values. The write-down in 2001 was required as a result of a substantial decrease in the market value of used motorcoaches in light of the reduced demand and a general downturn in the motorcoach market, particularly following the events of September 11. Finished and used inventories are presented net of a $2.5 and $1.7 million valuation write-down to reflect such inventories at lower of cost or market at December 31, 2001 and 2000, respectively.

Property and Equipment: Property and equipment are stated at cost, while repair and maintenance items are charged to expense as incurred. Depreciation is provided for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of 31 to 39 years for buildings and improvements, 15 years for land improvements and 5 to 7 years for machinery and equipment.

Goodwill: As discussed in Note 15, the excess of the total acquisition cost of Vantaré International, Inc. (Vantaré) and Mitchell Motorcoach Sales, Inc. (Vogue) and other prior acquisitions, over the fair value of the net assets acquired was being amortized on a straight-line basis over periods of up to 20 years. Amortization was $0 in 2001, $525,000 in 2000, and $510,000 in 1999. As discussed in Note 5 below, all goodwill was determined to be impaired and written-off in the fourth quarter of 2000.

Long-lived Assets: The Company assesses long-lived assets for impairment under Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of" based on an analysis of projected undiscounted cash flow and other factors. Under those rules, property and equipment, goodwill associated with assets acquired in purchase business combinations, and any other long-lived assets are included in the impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets many not be recoverable. See Note 5 for further discussion of 2000 impairment charge.

Product Warranty: The Company's products are covered by product warranties ranging from one to six years after the date of sale. At the time of sale, the Company recognizes estimated warranty costs, based on prior history and expected future claims, by a charge to cost of sales.

Revenue Recognition: The Company recognizes revenue from the sale of trailers and motorcoaches when title and risks of ownership are transferred to the customer, which generally is upon shipment or customer pick-up. A customer may be invoiced for and receive title prior to taking physical possession when the customer has made a fixed, written commitment to purchase, the trailer or motorcoach has been completed and is available for pick-up or delivery, and the customer has requested the Company to hold the trailer or motorcoach until the customer determines the most economical means of taking physical possession. Upon such a request, the Company has no further obligation except to segregate the trailer or motorcoach, issue its Manufacturer's Statement of Origin, invoice the customer under normal billing and credit terms and hold the trailer or motorcoach for a short period of time as is customary in the industry, until pick-up or delivery. Products are built to customer specification and no right of return or exchange privileges are granted. Accordingly, no provision for sales allowances or returns is recorded.

Revenue from sales of parts is recognized when the part has been shipped. Revenue from the delivery and servicing of trailers and motorcoaches is recognized when the service is performed.

Research and Development Expenses: Research and development expenses were approximately $19,000, $839,000, and $17,000, in 2001, 2000, and 1999, respectively, and are included in selling and administrative expenses.

Income Taxes: Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Comprehensive Loss: Comprehensive loss consists of the Company's net loss and unrealized losses from an interest rate swap agreement and is presented in the consolidated statements of shareholders' investment.

New Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board (FASB) released SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also required that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains or losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption of SFAS No. 133 as of January 1, 2001 did not materially impact the Company's results of operations or financial position.

In September 2000, FASB's Emerging Issues Task Force (EITF) released a conclusion on Issue No. 00-10, "Accounting for Shipping and Handling Revenues and Costs." This EITF Issue requires that revenues related to shipping and delivery be included as a component of net sales and suggests that the related shipping costs be included as a component of cost of sales. Previously, the Company included such costs in selling and administrative expenses. The Company adopted EITF Issue No. 00-10 in its second quarter of 2000. The accompanying consolidated statements of operations have been prepared in accordance with the conclusions of Issue No. 00-10 and amounts presented for prior periods have been restated. Shipping costs included in cost of sales were $3.8 million, $4.9 million, and $3.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS No. 144 supersedes previous guidance for financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. The adoption of SFAS No. 144 is effective for the Company beginning on January 1, 2002. The Company adopted SFAS 144 on January 1, 2002; however, adoption of the statement is not expected to have a material impact.

Reclassifications: Certain 1999 and 2000 amounts in the accompanying financial statements have been reclassified to conform to the 2001 presentation. The reclassifications had no effect on previously reported net income or total shareholders' investment.

Note 4. Other Assets

Other assets consist of the following at December 31, 2001 and 2000 (in thousands):

	2001	2000
Aircraft held for resale	$ 3,400	$ 4,090
Other	552	233
Total	$ 3,952	$ 4,323

Aircraft Held for Resale: The Company is a licensed aircraft dealer and markets used business-class aircraft. Aircraft purchased for resale are stated at cost. At December 31, 2001, the Company had one aircraft held for resale. The Company periodically evaluates the aircraft's net realizable value and, if necessary, adjusts the carrying value. During 2001, the Company wrote down the aircraft by

$690,000 to reflect declines in its estimated market value. Gain or loss on the sale of aircraft or losses in estimated market value are included in other income (expense) during the period in which the aircraft is sold rather than sales and cost of sales because these transactions are incidental to the Company's principal business segments and occur on an infrequent basis. Aircraft held by the Company for resale are classified as non-current as prior history indicates the aircraft may not be sold within twelve months.

Other: The Company owns land, a warehouse, and a manufacturing plant with a cost of $515,000 and $71,000 at December 31, 2001 and 2000, respectively, at sites previously used by the Company as a corporate headquarters and for manufacturing trailers.

The Company exchanged trailers and coaches for future personal service, promotional and advertising services of an equivalent value. The fair value of these contracts were capitalized and are being amortized over the period the services will be rendered. Amortization of these agreements to advertising expense was $167,000 in 2001, $222,000 in 2000 and $277,000 in 1999.

Note 5. Asset Impairment

Despite initiatives taken early in 2000 to change the management of the Luxury Coach Division and introduce programs to improve production efficiency and reduce and control production and selling costs, a downturn in the market for new and used bus conversion motorcoaches resulted in a continuing loss of sales and profitability in this segment of the business. Increased interest rates, higher fuel costs and stock market volatility are believed to be major factors contributing to this decrease which began in the third quarter of 2000 when sales declined 25 percent from the same period in 1999 and continued into the fourth quarter. These factors contributed to reduced demand for both new and used motorcoach units and in lower than expected selling prices. Consequently, in the fourth quarter of 2000, the Company determined that unamortized goodwill in the amount of $8.3 million associated with the acquisitions of Vogue in 1998 and Vantaré in 1996, was impaired, and wrote it off.

The write-off of the goodwill was based on an analysis of projected undiscounted cash flows, which were no longer deemed adequate to support the goodwill associated with these businesses. Impairment reviews of the long-lived assets of certain business units in the trailer segment also resulted in the write-down of goodwill and other long lived assets by $431,000. These write-downs were based on projected cash flows that were not adequate to support goodwill associated with an acquired business and the reduction of the net book value of related land and buildings to an amount deemed realizable based on previous experience. As management executed its plan to shift motorcoach and trailer production between facilities, other costs were incurred in the first and second quarters of 2001 and were expensed at that time.

Note 6. Restructuring Charge

In June 2001, the Company adopted a plan to shut down its Pryor, Oklahoma, manufacturing facility and suspend development and manufacturing of the Vogue 6000 motorcoach because of unacceptable delays experienced in obtaining materials essential to the manufacture of this coach. The Company closed this facility in August 2001 and approximately 80 employees were either terminated or reassigned elsewhere in the Company. An accrual in the amount of $4.1 million was recorded in the financial statements at June 30, 2001, including $2.9 million charged to cost of sales, to provide for exit and other costs related to this restructuring. An additional $422,000 was accrued in the fourth quarter for estimated lease and other costs to be incurred until this facility is subleased, which the Company estimates will occur during the next 12 months. Following is a summary of this reserve, amounts used and the balance remaining at December 31, 2001:

	Accrued	Used	Remaining at Dec. 31, 2001
Impairment of inventory	$ 2,950	$ (2,815)	$ 135
Impairment of property and equipment	450	(450)	0
Payroll and severance pay	500	(500)	0
Estimated future lease costs	622	(222)	400
	$ 4,522	$ (3,987)	$ 535

Note 7. Trade Creditor Repayment Plan

In November 2001, the Company proposed a Trade Creditor Repayment Plan (the Plan) to certain of its trade creditors. Creditors were asked to approve the Plan and select one of four repayment options proposed for the balance due them as of November 16, 2001. The Company has obtained the required percentages of favorable ballots and has implemented the Plan. As of December 31, 2001, $7.5 million of trade accounts payable were enrolled in the Plan, with $3.3 million due in 2002, $2.2 due in 2003, and $2.0 million due in 2004. The first quarterly and lump sum payments due under the Plan were made on January 31, 2002.

Note 8. Income Tax Matters

The components of the provision (benefit) for income taxes for the years ended December 31, 2001, 2000 and 1999 are as follows (in thousands):

	2001	2000	1999
Current			
Federal	$ (3,109)	$ 750	$ 2,107
State	–	191	250
	$ (3,109)	$ 941	$ 2,357
Deferred			
Federal	$ 1,720	$(1,394)	$ 70
State	149	(275)	9
	1,869	(1,669)	79
Total	$ (1,240)	$ (728)	$ 2,436

A reconciliation of the provision (benefit) for income taxes at the federal statutory rate to the provision (benefit) for income taxes in the consolidated financial statements for the years ended December 31, 2001, 2000, and 1999 is as follows (in thousands):

	2001	2000	1999
Provision (benefit) at federal statutory rate	$ (3,429)	$(3,601)	$ 2,179
State income taxes, net of Federal income tax effect	–	(64)	171
Non-deductible goodwill amortization and write-off	–	2,993	–

Valuation allowance	1,869	–	–
Other	320	(56)	86
Total	$ (1,240)	$ (728)	$ 2,436

Deferred tax assets and liabilities consist of the following components as of December 31, 2001 and 2000 (in thousands):

	2001	2000
Non-current deferred tax liabilities:		
Depreciation	$ (472)	$ (492)
Current deferred tax assets:		
Accrued expenses	$ 844	$ 997
Accrued warranty expenses	697	592
Inventory allowances	722	716
Receivable allowances	78	76
Total current	2,341	2,381
Net deferred tax asset (liability)	$ 1,869	$ 1,889
Valuation allowance	$ –	$ 1,889

A deferred tax asset valuation allowance equal to the net deferred tax asset has been recorded in 2001 because the Company is uncertain that future taxable income will be sufficient to realize the asset within a reasonable period of time.

Refundable income taxes of $2.8 million in 2001 resulted from the carryback of net operating losses and tax credits to prior years. The refunds have been received in 2002.

Note 9. Financing Arrangements

Wholesale Financing and Other Notes Payable: Wholesale financing and other notes payable includes unpaid balances of $26.9 million in 2001 and $29.3 million in 2000 on the motorcoach wholesale financing agreement with Deutsche and $853,000 in 2001 and $900,000 in 2000 with an insurance premium finance company. The motorcoach wholesale financing agreement provides for a $30 million line of credit to finance completed new and used motorcoaches held in inventory. Amounts borrowed are limited to defined percentages of eligible inventory. Borrowings bear interest at prime plus .25 (5% at December 31, 2001) and are secured by the financed motorcoaches. The agreement includes, among other covenants, maintaining defined levels of tangible net worth, leverage and working capital. The Company was not in compliance with these covenants at December 31, 2001. This agreement is subject to cancellation by either party on thirty days written notice. Subsequent to December 31, 2001, Deutsche proposed an amendment to the agreement to reduce the maximum amount of the credit line to $25 million from $30 million, to waive compliance with financial covenants as of December 31, 2001 and to amend the financial covenants for 2002, as follows: maintain minimum defined tangible current ratio of 1.15 through June 30, 2002 and 1.2 thereafter; maintain minimum tangible net worth of $13 million through June 30, 2002, $14 million through December 31, 2002 and $15 million thereafter; not exceed a ratio of debt to tangible net worth of 6 to1 through June 30, 2002 and 5 to 1 thereafter; and achieve profitable operations in each month and 80% of projected quarterly profitability in 2002 based on the Company's operating plan for 2002. There can be no guarantee that the Company will achieve these results.

Motorcoach Shell Costs payable: The shell manufacturer provides the Company with a certain number of motorcoach shells on a consignment basis for a defined period of time. Payment is required for each shell at the time it is sold or at the end of the consignment period, whichever occurs sooner. The consignor has the right to demand payment for the shell or to repossess the consigned unit at the end of the consignment term of each shell.

Bank Line of Credit: In 1998, the Company entered into a Revolving Loan and Security Agreement with the Structured Capital Division of Firstar Bank, Milwaukee, WI. (Firstar), now U.S. Bank. This agreement provides a working capital line of credit equal to the lesser of $17 million or a defined percentage of eligible trade accounts receivable and inventory. Borrowings under this agreement, which bear interest at prime plus 2 percent (6.75% at December 31, 2001), are secured by substantially all assets of the Company. Availability under this line was $9.6 million at December 31, 2001, of which $7.2 million was borrowed. These borrowings are classified as short-term debt as the agreement matures and is subject to renewal on April 30, 2002 as described below. This agreement is secured by all receivables and inventory of the Company except for the specific security interests of Deutsche and the shell manufacturer in these assets related to the motorcoach division.

Checks Issued But Not Yet Presented: In connection with the bank line of credit, the Company has a controlled disbursement bank account. Deposits are applied to the outstanding balance on the bank line of credit and advances from the bank line of credit are used to pay the checks issued when they are presented to the bank for payment. As of December 31, 2001 and 2000, there were $3.1 million and $4.9 million, respectively, of checks that had been issued but not yet presented for payment.

The U.S.Bank agreement includes, among other covenants, maintenance of defined ratios of debt to tangible net worth, a minimum annual earnings before interest, taxes, depreciation and amortization (EBITDA), and a minimum fixed charge coverage ratio. The agreement also prohibits the payment of dividends without U.S. Bank's prior consent. The Company was not in compliance with these covenants as of December 31, 2001.

In September 2001, the Company was notified by U.S. Bank that the existing defaults give the Bank the right to demand immediate payment of all loans. U.S. Bank also advised the Company of, among other matters, the following: reductions of the maximum amount of the line of credit to $17 million from $25 million, a reduction of the qualified inventory advance rates of 0.5% per week (stopped at 67.5%), and default interest rate of prime plus 2% on all obligations.

The terms of this September letter were formalized on January 31, 2002, when the Company entered into a Standstill Agreement (the Agreement) with U.S. Bank that waived the financial covenant defaults and the Company's default status with other lenders until April 30, 2002, when all the indebtedness to U.S. Bank will be due and payable. During the standstill period, U.S. Bank increased the availability on the line of credit by a special advance in a maximum amount of $1.5 million on January 31, 2002. This amount reduces in $500,000 increments on February 28, March 31, and April 30, 2002. The Agreement contains default provisions which include, among others, the achievement of minimum levels of cumulative monthly pre-tax earnings during the standstill period and the successful raising of $1.5 million in the form of subordinated indebtedness or equity by January 31, 2002, as discussed below. U.S. Bank also presented the Company with a proposal that would extend the credit agreement for three years, increase the aggregate availability on the overall credit facility by $2.7 million and provide a $2.0 million capital expenditure credit facility in 2002. It is expected that this proposal, if approved, will be in place by April 30, 2002.

On January 30, 2002, the Company entered into an agreement with a private corporate investor to borrow $1.5 million. The debt is due in full, together with interest at the rate of 6.5% per annum, on December 31, 2002. The entire amount may be converted to common stock at the option of the lender at the daily average closing market price during the period from April 30, 2002 until October 31, 2002. This note is secured by a second mortgage on the Company's Cresco property and the proceeds from the Company's income tax refund, subject to the terms and conditions of the subordination agreement with U.S. Bank. As a fee for this loan, the Company issued to the private investor, 150,000 warrants to purchase common stock at $2.00 per share . The warrants are exercisable for five years. There is no guarantee this option will be exercised at December 31, 2002.

Other Long-Term Debt: Other long-term debt consisted of the following at December 31, 2001 and 2000 (in thousands):

	2001	2000
Bank notes payable; interest at prime 2% (6.75% at December 31, 2000) payable in varying monthly installments; balance due April 2002; contains same collateral provisions as Revolving Loan and Security Agreement	$ 5,273	$ 6,979
Bank notes, interest at LIBOR plus 4.80% (6.94% at December 31, 2001) payable in full on June 28, 2002; collateralized by Florida real estate	3,857	4,235
Bank notes payable; adjusted quarterly (5.75% at December 31, 2001); interest only payable monthly; balance due June 2003; collateralized by aircraft	3,056	2,305
Notes and capitalized leases to banks and others, interest at average of 12.8%, payable in varying monthly installments through 2003; collateralized by real estate	259	333
Total	12,445	13,852
Less current maturities	(9,299)	(2,031)
	$ 3,146	$ 11,821

Interest Rate Swap Agreement: The Company is party to an interest rate swap with First Union Bank. The agreement hedges a portion of its exposure to fluctuations on one bank note, under the terms of a modified Forbearance and Loan Modification Agreement with First Union. This modified agreement terminates on June 28, 2002, when the related debt is due and payable, and is accounted for as a hedge, with any realized gains or losses recognized currently as an adjustment to interest expense. The notional amount of the swap transaction is $4.0 million at a fixed rate of 7.34 percent. During 2001, the fair market value of this swap decreased by $159,000 to $142,000 laibility at December 31, 2001, including $109,000 which was recorded as "other expense" in 2001 and $24,000, net of tax, which was recorded as shown in the Consolidated Statements of Shareholders' Investment and Comprehensive Loss as a comprehensive loss and adjustment to notes payable and deferred tax assets. The unrealized portion of this swap will be recognized on June 28, 2002, when the First Union note is paid in full and swap is terminated.

Annual maturities of total long-term debt during the five years subsequent to December 31, 2001 are as follows (in thousands):

Year	Amount
2002	9,299
2003	3,104
2004	10
2005	10
2006	11
Thereafter	11
Total	$12,445

Note 10. Commitments and Contingencies

Pursuant to trailer dealer inventory floor plan financing arrangements, the Company may be required, in the event of default by a financed dealer, to purchase certain repossessed products from the financial institutions or to reimburse the institutions for unpaid balances including finance charges, plus costs and expenses. During 2001, the Company repurchased $235,000 from a financial institution due to the default of a dealer. The Company was contingently liable under these arrangements for a maximum amount of $9.3 million at December 31, 2001. In the opinion of management, no reserve is required for this contingency because the aggregate amount of such repurchases on an annual basis have been less than 1 percent of annual sales and the respossessed inventory has been sold to other dealers without a loss. The Company no longer has any motorcoach dealers and has no repurchase obligations with respect to motorcoaches.

The Company has a separate agreement which provides approximately $250,000 for job training purposes from the state of Iowa. The amounts are to be repaid, together with interest, over a ten-year period from state withholding taxes on employees at the Company's Iowa facilities. The Company may be required to provide funds for the repayment of these training credits if sufficient withholding and unused training funds are not available.

The Company is partially self-insured for a portion of certain health benefit and workers' compensation insurance claims. For health claims there is an annual stop loss limit of $100,000 per claim but no aggregate loss limit. For workers compensation claims there is a $250,000 occurrence limit and an aggregate limit of $1.9 million. At December 31, 2001, $2.0 million was accrued for estimated unpaid claims and is classified in accrued liabilities in the consolidated balance sheet.. The Company has obtained irrevocable standby letters of credit in the amount of $2.3 million in favor of the workers' compensation claims administrators to guarantee settlement of claims.

The Company leases certain office and production facilities under various operating leases that expire at varying dates through 2011. Rental expense under these operating leases for the years ended December 31, 2001, 2000 and 1999 was approximately $1.2 million, $1.2 million, and $1.0 million, respectively. The approximate annual minimum future lease payments under these operating leases for the five years subsequent to December 31, 2001 are as follows (in thousands):

Year	Amount
2002	877
2003	700
2004	629
2005	516
2006	410
Thereafter	283

The Company, in the course of its business, has been named as a defendant in various legal actions. These actions are primarily product liability or workers' compensation claims in which the Company is covered by insurance subject to applicable deductibles. Although the ultimate outcome of such claims cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such matters will not have a material adverse effect on the results of operations or the financial position of the Company.

The Company has obtained fixed price commitments from certain suppliers for about 50 percent of its expected aluminum requirements in 2002 to reduce the risk related to fluctuations in the cost of aluminum, the principal commodity used in the Company's trailer segment. In certain instances there may be a carrying charge added to the fixed price if the Company requests a deferral of a portion of its purchase commitment to the following year.

Note 11. Deferred Grant Income

Deferred grant income consists of forgivable loans (grants) in an aggregate amount of approximately $2 million provided to the Company by various governmental units to assist with the establishment of the Company's headquarters and production facility in Cresco, Iowa and its Nashua, Iowa production facility. These loans have been forgiven based on fulfillment and retention of job creation goals through June 1999. These grants are being recognized as income as they are earned. Cumulative income recognized for these grants was approximately $1.9 million at December 31, 2001, 2000 and 1999.

Note 12. Employee Retirement Savings Plan

The Company sponsors a 401(k) employee retirement savings plan which covers substantially all employees after one year of employment. The Company may annually elect to match a portion of the each employee's contributions and has elected to match a portion of the first four percent of such contributions in 2000 and 1999. No matching contributions were made in 2001. The Company's contributions to the plan were $208,000, and $180,000 for the years ended December 31, 2000 and 1999, respectively.

Note 13. Related-Party Transactions

The Company recorded sales of approximately $2.8 million, $2.5 million, and $4.0 million in 2001, 2000, and 1999, respectively, to authorized Featherlite dealers and Featherlite Credit Corporation which are related entities under common ownership. These sales were made at the same prices offered other Featherlite dealers. The Company had receivables from these related parties of $97,000 at December 31, 2001, and $0 at December 31, 2000.

The Company has leased various equipment from certain shareholders during current and prior periods. Payments related to these leases totaled $82,000 in 2001, $50,000 in 2000 and $24,000 in 1999. During 2001, 2000 and 1999, the Company also leased various aircraft from certain shareholders. Payments for leased aircraft totaled $49,000 in 2001, $20,000 in 2000 and $77,000 in 1999.

Featherlite Credit Corporation reimbursed the Company $86,000, $63,000, and $58,000 for salaries and other costs paid by the Company in 2001, 2000 and 1999, respectively.

In 2001, the Company agreed to pay $302,000 to Clement Properties, an entity owned by the majority shareholders of the Company for costs incurred related to the acquisition and development of land for a sales and service center in North Carolina. The Company decided not to lease this property and agreed to pay this amount to be released from this obligation. This amount, which is included in accrued liabilities at December 31, 2001, will be paid in equal monthly installments over a three year period beginning in March 2002.

Note 14. Shareholders' Investment

Capitalization: The Company's authorized capital is 40 million shares of no par common stock and 10 million shares of undesignated stock. No shares of undesignated stock are outstanding and no rights or preferences have been established for these shares by the Board of Directors.

Stock Option Plan: The Company maintains a 1994 Stock Option Plan (the Plan). Under the Plan, these options may be granted to employees and directors at the discretion of the Board of Directors, including either incentive stock options or non-statutory stock options. At December 31, 2001, 264,600 options were available for future grant.

All incentive options must be granted at no less than 100 percent of the fair market value of the stock on the date of grant (110 percent for employees owning more than 10 percent of the outstanding stock on the date of grant) and are exercisable as specified at the time of grant until the option expires. Option vesting is specified at the time of grant and generally is in equal annual increments over a four or five year period. The options are non-transferable and expire at varying dates, not to exceed ten years from the date of grant.

Grants under the Plan are accounted for using APB Opinion No. 25 and related interpretations. No compensation cost has been recognized for grants under the Plan. Had compensation cost for the Plan been based on the grant date fair values of awards (the method prescribed by SFAS No. 123) reported net income (loss) and net income (loss) per share would have been the pro forma amounts shown below:

	2001	2000	1999
Net income (loss) (000's)			
As reported	$ (8,847)	$(9,864)	$ 3,974
Pro forma	(9,194)	(10,085)	3,764
Basic net income (loss) per share			
As reported	$ (1.35)	$ (1.51)	$ .61
Pro forma	(1.41)	(1.54)	.58
Diluted net income (loss) per share			
As reported	$ (1.35)	$ (1.51)	$ .61
Pro forma	(1.35)	(1.51)	.58

The fair value of each option has been estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions for grants in 2001, 2000, and 1999:

	2001	2000	1999
Dividend rate	0%	0%	0%
Price volatility - 5 year options	55.7%	58.4%	58.4%
Price volatility - 10 year options	56.8%	59.2%	59.2%
Risk-free interest rate - 5 year options	4.9%	6.3%	5.5%
Risk-free interest rate - 10 year options	4.1%	6.6%	5.6%
Expected life - 5 year options	5 yrs.	5 yrs.	5 yrs.
Expected life - 10 year options	10 yrs.	10 yrs.	10 yrs.

A summary of option activity for 2001, 2000 and 1999 is as follows:

1999	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	529,380	$6.20
Granted	27,000	$5.99
Exercised	(10,053)	$5.97
Forfeited	(10,167)	$7.93
Outstanding, end of year	536,160	$6.16
Exercisable at end of year	371,260	
Weighted average fair value per share of options granted during the year	$3.63	

34

2000	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	536,160	$6.16
Granted	32,000	$4.67
Forfeited	(92,554)	$7.09
Outstanding, end of year	475,606	$6.00
Exercisable at end of year	385,406	
Weighted average fair value per share of options granted during the year	$3.24	

2001	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	475,606	$6.00
Granted	389,300	$2.54
Forfeited	(29,506)	$5.83
Outstanding, end of year	835,400	$4.95
Exercisable at end of year	508,200	
Weighted average fair value per share of options granted during the year	$1.78	

At December 31, 2001, the options outstanding have exercise prices ranging from $1.11 to $10.00 and a weighted average remaining contractual life of 5.8 years. Following is a summary of the exercise price ranges of the options outstanding at December 31, 2001:

Exercise Price Range	Options Outstanding
Less than $3.00	388,400
$3.00 to $4.99	12,000
$5.00 to $6.99	409,000
$7.00 or more	26,000

Net Income (Loss) Per Share: Following is a reconciliation of the weighted average shares outstanding used to determine basic and diluted net income (loss) per share for the years ended December 31, 2001, 2000, and 1999 (in thousands, except per share data):

	2001	2000	1999
Net income (loss) available to common shareholders	$ (8,847)	$ (9,864)	$ 3,974
Weighted average number of shares outstanding - basic	6,535	6,531	6,506
Dilutive effect of:			
Stock options	–	–	14
Contingent earnout shares	–	–	25
Weighted average number of shares outstanding - diluted	6,535	6,531	6,545
Net income (loss) per share - basic and diluted	$ (1.35)	$ (1.51)	$ 0.61

Stock options for 835,400 shares, 475,606 shares, and 536,160 shares at December 31, 2001, 2000, and 1999, respectively, were excluded from the dilutive effect of stock options because the exercise price of the options was greater than the market value of the stock at those dates.

Note 15. Segment Reporting

The Company follows SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. The Company has two principal business segments that manufacture and sell trailers and luxury motorcoaches and related parts, accessories and service, to many different markets, including recreational, entertainment and agriculture. "Corporate and other" primarily include the aircraft operations, corporate officers and administration.

Management evaluates the performance of each segment based on income before taxes. Beginning in 1999, the Company began allocating corporate selling and administrative expenses to each segment. During 2001, management adopted a policy of ceasing to charge interest on intercompany borrowing balances and to retain all interest expense related to the U.S. Bank line of credit in the Corporate and other division. Prior period results have been restated to conform with this new policy, which had no effect on consolidated net income (loss) before income taxes.

The following table shows the Company's business segments and related financial information for the years ended December 31, 2001, 2000 and 1999 (in thousands):

	Trailers	Motorcoaches	Corporate/other	Total
2001				
Revenues from unaffiliated customers	$ 106,194	$ 106,592	$ –	$ 212,786
Interest expense	583	2,526	1,191	4,300
Depreciation and amortization	1,065	731	484	2,280
Income (loss) before taxes	2,534	(9,329)	(3,292)	(10,087)
Identifiable assets	31,546	58,983	6,642	97,171
Capital expenditures	277	145	122	544
2000				
Revenues from unaffiliated customers	$ 130,019	$ 112,467	$ –	$ 242,486
Interest expense	707	2,554	1,735	4,996
Depreciation and amortization	1,192	1,188	593	2,973
Income (loss) before taxes	6,523	(14,367)	(2,748)	(10,592)
Identifiable assets	34,921	77,552	11,486	123,959
Capital expenditures	848	1,160	640	2,648
1999				
Revenues from unaffiliated customers	$ 116,601	$ 108,212	$ –	$ 224,813
Interest expense	682	1,668	1,418	3,768
Depreciation and amortization	1,047	898	538	2,483
Income (loss) before taxes	7,042	938	(1,570)	6,410
Identifiable assets	36,693	72,386	10,705	119,784
Capital expenditures	795	4,686	590	6,071

Geographic information is as follows (in thousands):

	2001	2000	1999
Revenues from unaffiliated customers			
United States	$ 208,234	$236,982	$220,415
Canada and other regions	4,552	5,504	4,398
Consolidated	$ 212,786	$242,486	$224,813

The accounting policies applied to determine segment information are the same as those described in the summary of significant accounting policies in Note 3.

Revenue attributed to geographic locations is based on the location of the customer.

Report of Independent Public Accountants

To Featherlite, Inc.

We have audited the accompanying consolidated balance sheets of Featherlite, Inc. (a Minnesota corporation) and subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Featherlite, Inc. and subsidiary as of December 31, 2001 and 2000 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company is unable to ascertain whether it will have sufficient liquidity available under its existing lines of credit to fund operations or whether the Company will meet various covenant requirements contained in its revolving loan and security agreement. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

Arthur Andersen LLP

Minneapolis, Minnesota
February 19, 2002

Corporate Information

Corporate Officers
Conrad D. Clement
President and Chief Executive Officer

Jeffery A. Mason
Chief Financial Officer

Tracy J. Clement
Executive Vice President

Gary H. Ihrke
Vice President of Operations and Secretary

Eric P. Clement
Vice President of Sales

Larry D. Clement
Treasurer

Board of Directors
Conrad D. Clement
Chairman of the Board

Jeffery A. Mason

Tracy J. Clement

Charles A. Elliott (1)(2)
Retired President, CEO and Chairman of Crenlo, Inc.

Thomas J. Winkel (1)(2)
Financial and Management Consultant

Kenneth D. Larson (1)(2)
Retired President and Operating Officer Polaris Industries, Inc.

Terry E. Branstad (1)(2)
Former Governor of the State of Iowa

(1) Member Compensation Committee
(2) Member Audit Committee

Registrar and Stock Transfer Agent
Firstar Trust Company
Milwaukee, Wisconsin

Independent Public Accountants
Arthur Andersen LLP
Minneapolis, Minnesota

General Counsel
Fredrikson & Byron, P.A.
Minneapolis, Minnesota

Annual Meeting
The Featherlite, Inc. Annual Meeting will take place on June 7, 2002, at the Cresco Country Club at 9:00 a.m. (Central daylight time.)

Availability of 10-K
A copy of the Company's 2001 Annual Report on 10-K filed with the Securities and Exchange Commission will be made available to interested shareholders without charge upon written request to the Company or by calling Investor Relations at 563-547-6000 or fax 563-547-6099.

Stock Market Information
The NASDAQ Stock Market symbol: FTHR
As of January 28, 2002, there were approximately 245 shareholders of record and approximately 2,100 beneficial shareholders.

Facility Locations



Corporate Headquarters • Cresco, Iowa



Featherlite Vantaré® • Sanford, Florida



Manufacturing Facilities • Shenandoah, Iowa



Manufacturing Facilities • Cresco, Iowa



Featherlite Luxury Coaches® Sales & Service Center • Sanford, Florida



Featherlite horse trailers – a new dimension in safety, comfort and animal health.

Featherlite®, Inc.
P.O. Box 320 • Hwy. 63 & 9 • Cresco, Iowa 52136

800-800-1230 • 563-547-6000 • 563-547-6100 Fax
www.featherliteusa.com • salesinfo@featherliteinc.com

Nasdaq:FTHR